Post-Qualification Amendment No. 9

File No. 24-10818

OFFERING CIRCULAR

DELHI BANK CORP.	TIER 1 OFFERING
124 Main Street	443,491 Shares of Common Stock
Delhi, New York 13753
(855) 413-3544

We are offering to our stockholders residing in the State of New York and certain other jurisdictions shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”).

We are authorized to issue up to 1,287,500 shares of our common stock under the Plan, following an increase in the number of shares of common stock authorized under the Plan by 500,000 from the prior authorization of 787,500 shares of common stock. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $20 million annually. Under Regulation A of the Securities Act of 1933, as amended, two types of offerings are permitted: Tier 1, under which an issuer may offer and sell up to $20 million of eligible securities annually; and Tier 2, under which an issuer may offer and sell up to $75 million of eligible securities annually. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was $970,358. In order to comply with the Tier 1 requirements and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 443,491 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp., and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value from our authorized but unissued shares and shares held in our treasury.

	Price to Public (1)	Proceeds to Issuer (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share	$21.00	$21.00
Total (443,491 shares)	$9,313,311.00	$9,313,311.00

(1)

Price per share is fixed at $21.00. This offering price is the market price of our common stock as quoted on the OTCBB under “DWNX” on March 6, 2026. This price per share does not necessarily bear any relationship to our assets, book value, historical earnings or similar criteria of valuation. No valuation or appraisal has been prepared for our business for purposes of this offering and the price per share should not be considered as an indication of the intrinsic value of our common stock.

(2)

The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $20 million in any 12 month period. Since Plan inception, we have sold 844,009 shares under the Plan and received gross proceeds of $12,758,223 for securities sold under the Plan.

(3)	There are no underwriters in connection with the Plan.
(4)	Amount does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of $666,415.

Investment in our common stock involves risk. See “Risk Factors,” beginning on page 3.

The United States Securities and Exchange Commission (the “Commission”) or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Offering Circular follows the Form 1-A disclosure format.

The date of this offering circular is March 12, 2026.

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the consolidated financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the “Risk Factors” section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, “we,” “us” and “our” refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp. 124 Main Street Delhi, New York 13753 (855) 413-3544	We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi 124 Main Street Delhi, New York 13753 (855) 413-3544	The Delaware National Bank, a national bank, was originally chartered as a New York state bank in 1839 and converted to a national bank in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank’s trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York and a loan production office in Sidney, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered	Up to $9,313,311.00 in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 443,491 shares. To date we have sold 844,009 shares under the Plan for gross proceeds of $12,758,223.

The Dividend Reinvestment and Optional Cash Purchase Plan	We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of Delhi Bank Corp. and a resident of one of the following jurisdictions: Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan	The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility	All holders of record of at least one (1) whole share of our common stock who are residents of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully the section of this document titled, “Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan.”

Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis; however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from authorized shares and shares held in our treasury.

Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be $21.00.

Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our net interest margin may also be impacted when we experience large deposit outflows, which can be associated with customers making financing decisions on other factors in addition to deposit rates.

The Federal Reserve Board adjusted the benchmark fed funds rate multiple times in the past two years. The yields on 10 and 30-year Treasury notes were at 4.16% and 4.79%, respectively, as of March 10, 2026. Rapid changes in interest rates make it difficult for the Bank to balance its loan and deposit portfolios, which may adversely affect our results of operations by, for example, reducing asset yields or spreads, creating operating and system issues, or having other adverse impacts on our business. Increases in interest rates can result in decreased prepayments and originations of loans and mortgage-related securities, as borrowers have no incentive to refinance. Increased market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business. Conversely, decreases in interest rates could result in an acceleration of loan prepayments and could also result in deposit outflow. A decrease in market interest rates also impacts the value of our interest-earning assets, which could have a material effect on our business and profitability.

Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Our liabilities, including our deposits, tend to be shorter in duration than our assets, including our mortgage loans, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the “yield curve”—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Our security portfolio which is classified as available-for-sale is also sensitive to interest rate fluctuations. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. We do not intend to inopportunely sell these securities and will adjust our allowance for credit losses if necessary and appropriate,

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

Excluding our fully guaranteed purchased loans, a majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2025, $104.0 million, or 39.7%, of our loan portfolio consisted of commercial real estate loans. Of that, $80.8 million or 77.7%, are loans which are fully guaranteed by the United States Department of Agriculture (“USDA”), United States Small Business Administration (“SBA”) or the Farm Service Agency (“FSA”) and there is no principal risk associated with these loans. The remaining $23.2 million, or 22.3%, of our commercial real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for credit losses in the future to account for the likely increase in current expected credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

If we do not manage our liquidity effectively, our business could suffer.

Liquidity is our ability to meet cash flow needs on a timely basis at a reasonable cost. We use our liquidity to extend credit and to repay liabilities as they become due or as demanded by customers. Our primary source of liquidity is our interest-bearing and non-interest bearing deposits. The continued availability of this supply of deposits depends on customer willingness to maintain deposit balances with banks in general and us in particular, as well as the continued inflow of deposits for new and existing customers. The availability of deposits can also be impacted by regulatory changes (e.g., changes in the Federal Deposit Insurance Corporation (the “FDIC”) insurance or liquidity requirements), changes in financial condition of the Bank, other banks, or the banking industry in general, changes in the interest rates our competitors pay on their deposits, and other events which can impact the perceived safety or economic benefits of bank deposits. While we make significant efforts to consider and plan for hypothetical disruptions in our deposit funding, market-related, or other events could impact the liquidity derived from deposits. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.

Our allowance for credit losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for credit losses is the amount estimated by management as necessary to cover current expected credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for credit losses, which is charged to income. Determining the amount of the allowance for credit losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for credit losses might not be sufficient, and additional credit loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for credit losses at December 31, 2025 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs. Any significant increase in our allowance for credit losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our operations.

Our performance is largely dependent on the talents and efforts of skilled individuals, including at the officer level position. There is intense competition in the financial services industry for qualified employees. We also face increasing competition with businesses outside the financial services industry for highly skilled individuals. In addition, reductions in force, other efforts to achieve operating efficiencies, and the retirement of skilled and knowledgeable officers, may make it more difficult to retain new or additional key personnel. Our business operations could be adversely affected if we are unable to retain and motivate our existing employees and attract new employees, including officers, as needed.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet is a critical element of remote banking. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners; and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our business, revenues and competitive position. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses.

Our risk management may not be effective in mitigating risks and losses to us.

Our risk management is comprised of various processes, systems and strategies, and is designed to manage the types of risks to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk of loss to us. If our framework is not effective, we could suffer unexpected losses and our financial condition, operations or business prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Strong competition within our market area could hurt our profits and slow growth.

The financial services industry is highly competitive and we encounter strong competition for deposits, loans and other financial services in our market area. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board (the “FRB”), with respect to Delhi Bank Corp., the Office of the Comptroller of the Currency (the “OCC”), our chartering authority, and by the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for credit losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations, our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Capital rules generally require insured depository institutions and their holding companies to hold more capital. The impact of the capital rules on our financial condition and operations is uncertain but could be materially adverse.

The Federal Reserve and the OCC substantially amended the regulatory capital rules applicable to us. Currently, our minimum capital requirement is maintaining a community bank leverage ratio (“CBLR”) of 9.0% or more in order to be “well capitalized”. If we fail to maintain the minimum CBLR ratio or fail to meet the criteria that qualifies us to use CBLR, we will become ineligible to use the CBLR framework and will have to comply with Basel III rules. Failure to satisfy any of the above capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

To remain competitive, we must keep pace with technological change.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Federal laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We are subject to a variety of operational, environmental, legal and compliance risks, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by The Delaware National Bank can also result in negative public opinion about our business.

A pandemic (like that with coronavirus (COVID-19)), may impact our business, and the ultimate impact on our business, financial position, results of operations and/or cash flows will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the scope and duration of the pandemic and the actions taken by governmental authorities, our clients and our business partners in response to the pandemic.

We have learned that a pandemic can create disruptions to the global economy and to the lives of individuals throughout the world. Governments, businesses, and the public may take unprecedented actions to contain the spread of a disease, like COVID-19, and to mitigate its effects, including quarantines, travel bans, shelter-in-place orders, closures of businesses and schools, fiscal stimulus, and legislation designed to deliver monetary aid and other relief. While the scope, duration, and full effects of any pandemic evolve and are not fully known, a pandemic and related efforts to contain it may disrupt global economic activity, adversely affect the functioning of financial markets, impact interest rates, increase economic and market uncertainty, and disrupt trade and supply chains.

Our risks of timely loan repayment and the value of collateral supporting the loans are affected by the strength of our borrower’s businesses. Concern about the spread of disease during a pandemic may cause labor shortages, supply chain interruptions, commercial property vacancy rates, and overall economic and financial market instability, all of which may cause our customers to be unable to make scheduled loan payments. Additionally, the future effects of a pandemic on economic activity could negatively affect the collateral values associated with our existing loans, the ability to liquidate the real estate collateral securing our residential and commercial real estate loans, our ability to maintain loan origination volume and to obtain additional financing, the future demand for, or profitability of, our lending services, and the financial condition and credit risk of our customers. Further, in the event of delinquencies, regulatory and accounting changes and policies designed to protect borrowers may slow or prevent us from making business decisions or may result in a delay in our taking certain remediation actions, such as foreclosure.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders’ equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 844,009 shares, as adjusted to reflect previous stock splits from our authorized shares and our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the OTC Markets. Purchases and sales of our common stock are being processed predominantly by the brokerage firm of Raymond James Financial, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2025, we declared dividends of $0.3902 per share. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank’s earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where a company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is not consistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Delhi Bank Corp. to pay dividends. See “Regulation and Supervision—Holding Company Regulation—Federal Regulation” and “Regulation and Supervision—Bank Regulations—Restrictions on Bank Dividends” for additional information regarding applicable restrictions related to dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 2,000 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. Eligibility to participate in the Plan is limited to current stockholders residing in the jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. As of December 31, 2025, we had 561 record holders of our common stock. Accordingly, we do not believe that our record holders will exceed 2,000 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.

Dividend Reinvestment and

Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan, which has since been amended from time to time. Under the Plan, authorized but unissued shares of Delhi Bank Corp.’s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional jurisdictions. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.’s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants’ shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants’ record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp. and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 36.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the following jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party’s name (e.g., in a broker’s “street name” or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete an Authorization Form which can be obtained at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank, P.O. Box 508, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you will need to complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the jurisdictions set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

•

“Dividend Reinvestment” permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

•

“Optional Cash Purchases” permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date for $21.00. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the “Optional Purchase” feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers’ checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the previous business day prior to such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 36.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $37 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us under the Plan is $21.00. This offering price is the market price of our common stock as quoted on the OTCBB under “DWNX” on March 6, 2026. This price per share does not necessarily bear any relationship to our assets, book value, historical earnings or similar criteria of valuation. No valuation or appraisal has been prepared for our business and the price per share should not be considered as an indication of the intrinsic value of our common stock.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.’s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders’ equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.’s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the price for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive notices of annual and special meetings of Delhi Bank Corp. In connection with such meetings, you will be entitled to receive our annual reports, proxy statements, proxy cards and related meeting materials (collectively, the “Proxy Materials”). Instead of receiving paper copies of our Proxy Materials in the mail, you will receive a Notice of Internet Availability of Proxy Materials (the “Notice”) which provides an internet website address where you can access electronic copies of Proxy Materials. The website also has instructions for requesting paper copies of the Proxy Materials if desired. If applicable, you will also receive dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within thirty (30) days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 36. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 36.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send a new Authorization Form to the Plan Administrator to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. How do I sell shares held in the Plan?

We do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you will be required to deliver those shares to your stockbroker prior to settlement of such sale. In the event that you need a stock certificate, see Question 23.

29. How do I change the name, transfer or gift my plan shares?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 36 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 36 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 36. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

30. How will my shares held under the Plan be voted at meetings of stockholders?

The Notice described in Question 22 will provide instructions for accessing an internet website which will provide Proxy Materials and instructions for voting both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If your proxy card is properly and timely received or if you vote through the methods described on the internet website listed in the Notice, all of the shares will be voted as you indicate. The total number of full shares held may be voted in person at the stockholders’ meeting in accordance with instructions contained in our proxy statement.

If you received a proxy card in the mail but choose to vote by telephone or internet, you do not need to return your proxy card.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned properly signed and you do not provide voting instructions according to any of the other methods outlined on the internet website listed in the Notice, none of your shares covered by such proxy card will be voted.

31. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the value of the common stock when purchased at the fixed price, and the holding period for such shares begins on the day after the shares are acquired for a participant’s account.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

32. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon the participant’s death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant’s account; or any loss or fluctuation in the market value before or after purchase of shares.

33. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

34. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

35. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

36. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan

c/o The Delaware National Bank of Delhi

P.O. Box 508

124 Main Street

Delhi, New York 13753

(855) 363-3544

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “plans,” “potential,” “possible” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than management projected;

•	challenges in managing changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	our ability to attract and retain deposits;

•	increases in premiums for deposit insurance;

•	management’s assumptions in determining the adequacy of the allowance for credit losses;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	difficulties in reducing risks associated with the loans on our balance sheet;

•	staffing fluctuations in response to available human capital, product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	computer systems or third parties on which we depend could fail, or experience failures, or experience a security breach, which is not mitigated;

•	our ability to attract and retain employees at all levels of our organization;

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	legislative or regulatory changes that adversely affect our business;

•	changes in consumer spending, borrowing and savings habits, including as a reaction to interest rates and customer sentiment following the 2023 bank failures;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their contractual obligations to us;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

•

effects of any pandemic, which include, but are not limited to, the federal, state and local government actions, the health of our colleagues and that of our clients, the continued ability of our borrowers to repay their loans, and the resulting impact upon our financial position, results of operations, cash flows and our outlook.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

For any forward-looking statements made in this offering circular, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this offering circular. Except as required by law, we do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the matters addressed in this offering circular and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this offering circular.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2025 and 2024 and for the years then ended is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December,
	2025	2024
Financial Condition Data:
Assets:
Cash and due from banks	$9,493,212	$11,427,576
Interest-bearing deposits with banks	8,207,000	11,942,000
Available-for-sale securities	73,867,124	69,326,386
Held-to-maturity securities	924,774	758,988
Restricted equity securities	471,800	464,800
Loans receivable, net	260,298,450	256,050,446
Premises and equipment, net	4,238,955	4,324,501
Bank owned life insurance	8,944,795	8,659,711
Other assets	4,112,413	5,159,089

Total assets	$370,558,523	$368,113,497

Liabilities and Stockholders’ Equity:
Liabilities
Deposits:
Noninterest-bearing	$77,567,810	$74,626,557
Interest-bearing	256,813,569	260,545,247

Total deposits	334,381,379	335,171,804
Short-term borrowings	—	—
Finance lease liability	151,984	23,135
Other liabilities	4,848,741	4,979,856

Total liabilities	$339,382,104	$340,174,795

Stockholders’ Equity:
Common stock, $1.00 par value: 5,000,000 shares authorized; 3,588,210 shares issued and 3,377,157 shares outstanding in 2025 and 3,564,203 shares issued and 3,403,625 shares outstanding in 2024	3,588,210	3,564,503
Additional paid-in capital	6,176,098	6,147,161
Retained earnings	32,131,360	30,986,463
Accumulated other comprehensive loss	(6,587,322)	(9,808,134)
Treasury stock, at cost; 211,053 shares in 2025 and 160,878 shares in 2024	(4,131,927)	(2,951,291)

Total stockholders’ equity	31,176,419	27,938,702

Total liabilities and stockholders’ equity	$370,558,523	$368,113,497

	At December 31,
	2025	2024
Operating Data:
Interest and Dividend Income:
Interest and fees on loans	$11,233,948	$10,838,115
Investments:
Taxable	2,034,499	1,711,659
Tax-exempt	38,453	20,568
Interest-earning deposits in other banks	567,567	268,998
Dividends	34,325	73,584

Total interest and dividend income	13,908,792	12,912,924

Interest Expense:
Deposits	5,247,965	5,077,472
Borrowed funds and finance lease	7,070	175,001

Total interest expense	5,255,035	5,252,473

Net Interest Income	8,653,757	7,660,451
Provision for Credit Losses	60,000	60,000

Net Interest Income After Provision for Credit Losses	8,593,757	7,600,451

Noninterest Income:
ATM and debit card processing	395,752	409,783
Trust department	452,719	426,014
Service charges and fees	324,761	335,690
Increase in cash surrender value of bank owned life insurance	285,084	258,970
Other	180,126	170,787
Gain on disposal of premises and equipment	30,479	9,176

Total noninterest income	1,668,921	1,610,420

Noninterest Expense:
Salaries and employee benefits	3,792,013	3,848,156
Occupancy and equipment	1,717,836	1,783,849
Professional fees	392,801	406,340
Director fees	186,605	182,790
ATM and debit card processing	260,644	244,966
FDIC premiums	170,481	165,725
Other	696,755	486,281

Total noninterest expense	7,217,135	7,118,107

Income Before Provision for Income Taxes	3,045,543	2,092,764
Provision for Income Taxes	573,175	385,947

Net income	$2,472,368	$1,706,817

Capital Ratios:
Community bank leverage ratio	10.03%	10.31%
Per Share Data:
Earnings per share	$0.72	$0.50
Dividends declared per share	.39	0.38
Asset Quality Ratios:
Allowance for credit losses as a percentage of total loans	0.51%	0.50%
Allowance for credit losses as a percentage of nonperforming loans	66.65	99.07
Nonperforming loans as a percentage of total loans	0.75	0.50
Nonperforming loans as a percentage of total assets	0.53	0.35
Performance Ratios:
Return on average total assets	0.67%	0.47%
Return on average equity	8.32	6.08
Interest rate spread	2.07	1.78
Net interest margin	2.53	2.26
Dividend payout ratio	53.69	76.23

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank’s holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2025, we had 561 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans and small business loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit box facilities, mobile banking, official checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

The Delaware National Bank’s telephone number is (855) 413-3544. The Delaware National Bank’s website is www.dnbd.bank. Information on The Delaware National Bank’s website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be The Delaware National Bank’s primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower’s business or the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 to 1. Loans generally can be made with a maximum loan to value ratio of 80%. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner’s primary residence. We may also require personal guarantees. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns. If deemed necessary, an environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Purchased Guaranteed Loans. In addition to the above referenced loans, we have built a portfolio of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations. Loan originations come from a number of sources. The sources of our loan originations are existing customers, walk-in traffic, referrals from customers, advertising and through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All new loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer’s experience and tenure. Loans over certain specified amounts are approved either by the voting members of the Executive Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2025, our regulatory limit on loans to one borrower was $4.7 million. At that date, our largest lending relationship was $2.1 million and was fully guaranteed by the SBA. This loan was performing in accordance with its original terms at December 31, 2025. At December 31, 2025, our largest non-guaranteed lending relationship was $1.5 million and was performing in accordance with its original terms at December 31, 2025.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, residential mortgage-backed securities issued by US Government Sponsored Enterprises (mortgage-backed securities) and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The President and Chief Executive Officer is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings, investment portfolio cash flow and loan repayments are the major sources of our funds for lending and other investment purposes. A secondary source of funds are borrowings from the Federal Home Loan Bank of New York. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area and deposit accounts for municipal clients. As our Bank has a national charter and is headquartered in Delaware County, New York, we have a significant amount of deposits from municipal business, for whom these factors are attractive. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. When necessary, we utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. We also maintain an advance credit facility agreement with another financial institution in the amount of $1,500,000.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, The Delaware National Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Delaware National Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2025, trust assets under administration were $94.4 million, consisting of 382 accounts.

Personnel

As of December 31, 2025, we had 41 full-time employees and 6 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of office space and a drive-through facility. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates 5 ATM facilities, including two located at The Delaware National Bank’s main office, one located in its Margaretville branch, one located in its Davenport branch and one located in its Hobart branch. The Delaware National Bank also operates a loan production office in Sidney, New York. The Delaware National Bank owns each of its offices, except for the Hobart, New York branch, which is leased.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank’s business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular. Please note that certain figures provided in the tables presented below may have been rounded for presentation purposes which may cause slight discrepancies in mathematical reconciliations.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. In addition to the above referenced loans, we have made a concerted effort to increase the amount of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See “Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.”

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts), trust department income, ATM and debit card processing income and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Credit Losses. The allowance for credit losses is a valuation allowance for current expected credit losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for credit losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consists of salaries and employee benefits expenses, occupancy and equipment expenses, professional fees, FDIC premiums, contributions, director fees, ATM, debit card and data processing expenses, other real estate expenses and other miscellaneous expenses, such as OCC assessments, office supplies, telephone, postage, advertising and other.

Our largest noninterest expense is salaries and employee benefits, which consists primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Balance Sheet Analysis

General. On December 31, 2025, Delhi Bank Corp. had total consolidated assets of $370.6 million, an increase of 0.7% from total consolidated assets of $368.1 million at December 31, 2024. This increase in total consolidated assets was due to multiple factors. The Bank’s loans receivable increased $4.2 million to $260.3 million in 2025, or 1.6% from $256.1 million in 2024. In addition, the Bank’s available for sale debt securities increased $4.6 million to $73.9 million in 2025 from $69.3 million in 2024. Offsetting these combined increases of $8.8 million were decreases in both cash and due from banks as well as interest bearing deposits with banks. Interest bearing deposits with banks decreased by $3.7 million to $8.2 million in 2025, a decrease of 31.1% from $11.9 million in 2024. Similarly, cash and due from banks decreased $1.9 million to $9.5 million in 2025, a decrease of 16.7% from $11.4 million in 2024. The Bank’s loan portfolio increased $4.2 million as the net result of adding $6.3 million in organic loans and decreasing purchased SBA, USDA and FSA loan balances by $2.1 million due to contractual and accelerated payments.

Total liabilities decreased from $340.2 million at December 31, 2024 to $339.4 million at December 31, 2025, a decrease of $0.8 million.

Loans. The Delaware National Bank offers one- to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2025, The Delaware National Bank’s loan portfolio totaled $260.3 million (including net unamortized deferred origination costs), representing 70.2% of total assets. Approximately 55.0% of our loan portfolio at that date was comprised of residential real estate mortgage loans while 39.7% were secured by commercial real estate. The increase in our loan portfolio for the year ended December 31, 2025 resulted primarily from an increase in organic loan growth.

The following table sets forth the Bank’s purchased loans that are fully guaranteed by the USDA, SBA or FSA. Such loans are irrevocably guaranteed by the full faith and credit of the U.S. government as to principal and accrued interest.

	At December 31,
	2025	2024
Real Estate:	(Dollars in thousands)
Commercial	$80,817	$81,717
Commercial and Industrial	7,971	9,098
Agricultural	990	1,040

Total loans	89,778	91,855
Allowance for credit losses	—	—
Purchase premiums and origination fees, net	24	2

Net loans	$89,802	$91,857

The following table sets forth the composition of our loan portfolio by type of loan before the allowance for credit losses at the dates indicated.

	At December 31,
	2025		2024
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real Estate:
Residential	$144,368	55.2%	$137,834	53.6%
Commercial	103,968	39.7	104,600	40.6
Commercial and Industrial	9,125	3.5	10,488	4.1
Agricultural	990	0.4	1,065	0.4
Consumer	3,160	1.2	3,343	1.3

Total loans	261,611	100%	257,330	100%

Less:
Allowance for credit losses	1,313		1,279

Net loans	$260,298		$256,051

The table below shows the amount of loans held in our portfolio by category, net of loans in process and discounts that mature in the indicated years following December 31, 2025. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Time Period	Real Estate – Residential	Real Estate – Commercial	Commercial and Industrial	Agricultural	Consumer
Amount due in:
Less than one year	$29,188	$37,909	$525,460	$—	$934,908
One year to five years	1,711,051	3,312,930	2,474,008	—	1,664,517
More than five years to 15 years	28,125,949	32,732,203	1,730,852	570,812	420,080
More than 15 years	114,501,916	67,884,903	4,395,150	419,592	140,242

Total	$144,368,104	$103,967,945	$9,125,470	$990,404	$3,159,747

Of the aggregate of $260.1 million of loans due more than one year after December 31, 2025, $34.1 million, or 13.1% of loans in this category, have floating or adjustable interest rate features and $226.0 million, or 86.9%, have fixed interest rates.

The following table sets forth at December 31, 2025 the dollar amount of all loans due more than one year after December 31, 2025 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
Real Estate:
Residential	$124,288,072	$20,050,844
Commercial	93,374,641	10,555,394
Commercial and Industrial	5,547,245	3,052,765
Agricultural	570,812	419,592
Consumer	2,211,340	13,499

Total	$225,992,110	$34,092,094

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2025, the carrying value of our investment portfolio totaled $74.8 million and represented 20.2% of our total assets compared to $70.1 million, or 19.0% at December 31, 2024. An emphasis was made on purchasing higher yielding assets as investments in our interest-bearing deposits with banks matured. Securities in the portfolio are classified as available for sale or held to maturity based on management’s positive intent and ability to hold such securities to maturity.

State and local government securities held to maturity at December 31, 2025 totaled $925,000, an increase of approximately $166,000, or 21.9%, compared to $759,000 at December 31, 2024.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,
	2025		2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available for sale:
U.S. government agencies	$8,342	$7,456	$10,406	$9,146
Local government obligations	1,003	1,001	1,013	999
Mortgage-backed securities	72,860	65,410	70,322	59,181

Total available for sale	82,205	73,867	81,741	69,326

Held to maturity:
Local government obligations	925	967	759	785

Total securities	$83,130	$74,834	$82,500	$70,111

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2025. Average yields are presented on a tax equivalent basis.

	As of December 31, 2025
	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
Securities:
Available for sale:
U.S. government and federal agencies	285,156	3.72%	6,563,887	2.09%	606,939	4.68%	—	—	7,455,982	2.34%
State and local government obligations	1,000,876	3.18%	—	—	—	—	—	—	1,000,876	3.18%
Mortgage-backed securities	682,001	2.07%	24,649,550	3.86%	36,370,993	2.04%	3,707,722	1.79%	65,410,266	2.66%

Total available for sale	1,968,033	2.87%	31,213,437	3.46%	36,977,932	2.08%	3,707,722	1.79%	73,867,124	2.64%
Held to maturity:
State and local gov’t obligations	213,976	5.54%	675,798	5.54%	35,000	5.54%	—	—	924,774	5.54%

Total securities	2,182,009	3.13%	31,889,235	3.50%	37,012,932	2.08%	3,707,722	1.79%	74,791,898	2.67%

(1)	The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2)	Average yields are stated on a tax-equivalent basis.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see “Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts.”

Deposits decreased $0.8 million, or 0.24%, to $334.4 million at December 31, 2025 from $335.2 million at December 31, 2024. The Delaware National Bank’s local deposit market is very competitive, and the Bank will at times lose deposits to financial institutions that pay higher and more attractive interest rates and terms. When necessary, management increases the Bank’s interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the Federal Home Loan Bank of New York for cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,
	2025		2024
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Noninterest-bearing deposits	$77,568	23.2%	$74,625	22.3%

Interest-bearing deposits:
NOW accounts	35,748	10.7	32,501	9.7
Money markets	14,607	4.4	16,252	4.8
Savings	100,698	30.1	102,805	30.7
Time (in excess of $250,000)	53,095	15.9	55,658	16.6
Other time	52,665	15.7	53,331	15.9

Total interest-bearing deposits	256,813	76.8	260,547	77.7

Total deposits	$334,381	100.0%	$335,172	100.0%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,
	2025		2024
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$75,317	—%	$70,011	—%

Interest-bearing deposits:
NOW accounts	32,283	0.64	31,133	0.68
Money markets	15,797	0.32	18,319	0.32
Savings	103,461	1.04	99,751	0.71
Time (in excess of $250,000)	59,679	4.00	53,040	4.72
Other time	52,360	2.92	54,096	2.95

Total interest-bearing deposits	263,580	1.99	256,339	1.98

Total deposits	$338,897	1.55%	$326,350	1.56%

At December 31, 2025, The Delaware National Bank had outstanding $53.1 million in certificates of deposit accounts with balances of $250,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $250,000 or More	Balance
(In thousands)
Three months or less	$19,872
Over three through six months	10,441
Over six through twelve months	19,422
Over twelve months	3,360

Total	$53,095

Of the $53.1 million from the table above, The Delaware National Bank had $43.1 million in time deposits that exceeded the FDIC insurance limit of $250,000 as described in the table below. Of this amount, $40.9 million are municipal deposits which are collateralized by securities in our investment portfolio.

Time Deposits in Excess of FDIC Insurance Limits	Balance
(In thousands)
Three months or less	$14,622
Over three through six months	8,691
Over six through twelve months	17,672
Over twelve months	2,110

Total	$43,095

Historically, we retain approximately 95% of maturing certificates of deposit. We currently expect the retention rate of maturing certificates of deposit to stay at approximately the same rate.

Borrowings. When necessary, we utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to fund loan demand and to offset temporary deposit fluctuations. As of December 31, 2025 and 2024, we had no overnight borrowings with the Federal Home Loan Bank of New York. At December 31, 2025, we had overnight borrowing capacity at the Federal Home Loan Bank of New York of $26.5 million. In 2025, the Bank was successful in attracting new deposit relationships due to increased rates on both time deposits and demand deposits which replaced the need to borrow overnight from the Federal Home Loan Bank of New York. As of December 31, 2025 and December 31, 2024, we had no outstanding borrowings with correspondent banks.

Results of Operation for the Years Ended December 31, 2025 and December 31, 2024

Financial Highlights. Net income for the year ended December 31, 2025 was $2.5 million, or $0.72 per share, compared to net income of $1.7 million, or $0.50 per share, for the year ended December 31, 2024.

Net Interest Income. Net interest income increased to $8.7 million for 2025 as compared to $7.7 million in the same period in 2024. The net interest rate spread increased to 1.95% for the year ended December 31, 2025 from 1.78% for the year ended December 31, 2024. The net interest margin increased to 2.45% for the year ended December 31, 2025 from 2.26% for the year ended December 31, 2024. Reinvesting cash flow from lower yielding assets into higher yielding long term assets has been instrumental in increasing our net interest margin.

Total interest income increased $1.0 million to $13.9 million for the year ended December 31, 2025 compared to $12.9 million for the year ended December 31, 2024. Interest income earned on loans was $11.2 million for the year ended December 31, 2025 and $10.8 million for the year ended December 31, 2024. Interest on investments and deposits with banks increased $0.6 million to $2.7 million for the year ended December 31, 2025 from $2.1 million for the year ended December 31, 2024.

Interest expense on interest-bearing deposits was $5.2 million for the year ended December 31, 2025 and $5.1 million for the year ended December 31, 2024. Interest-bearing deposits decreased from December 31, 2024 to December 31, 2025, and the interest rates paid on those interest-bearing deposits also decreased. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings and finance leases decreased from $175,001 at December 31, 2024 to $7,070 at December 31, 2025. The decrease in interest expense on borrowings was primarily due to a reduction in the volume of necessary borrowings. This was also a factor that contributed to our net interest margin (representing our net interest income divided by our average interest-earning assets), increasing from 2.26% for the year ended December 31, 2024 to 2.45% for the year ended December 31, 2025. For further information on the changes in our yields and expenses, please refer to the chart on page 37.

Provision for Credit Losses. A provision for credit losses is charged to earnings to maintain the total allowance for credit losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. The provision for credit losses was $60,000 for the year ended December 31, 2025, compared with a provision for loan losses totaling $60,000 for the year ended December 31, 2024. The allowance for credit losses was $1,313,219, or 0.51% of total loans, as of December 31, 2025 as compared with $1,279,487, or 0.50% of total loans, as of December 31, 2024. Excluding guaranteed loans, the allowance for credit losses would have been 0.78% of total loans as of December 31, 2025 as compared to 0.79% of total loans as of December 31, 2024.

Noninterest Income. Noninterest income was $1.67 million for the year ended December 31, 2025 compared to $1.61 million in 2024.

The following table shows the components of noninterest income for the years ended December 31, 2025 and December 31, 2024.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2025	2024
	(Dollars in thousands)
Service charges and fees	$325	$336	(3.3)%
Trust department income	453	426	6.3
ATM and debit card processing income	396	410	(3.4)
Increase in cash surrender value of bank owned life insurance	285	259	10.0
Other	180	171	5.3
Gain on disposal of premises and equipment	30	9	233.3

Total	$1,669	$1,611	3.6%

Noninterest Expense. Noninterest expense increased $0.1 million in the year ended December 31, 2025, from $7.1 million to $7.2 million. ATM and debit card processing and expenses increased primarily as a result of an increase in ATM and debit card transactions. Professional fees decreased primarily due to additional regulatory expenses related to our regulation 1-A offering circular filing in 2024.

Other expenses consist primarily of organic loan deferred costs and OCC assessments, office supplies, consulting and advertising expenses. The increase in other expenses was due to many factors including an increase in expenses related to other real estate owned as well as a reduction in the net deferred loan costs capitalized in 2025 versus 2024.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2024 to the year ended December 31, 2025.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2025	2024
	(Dollars in thousands)
Salaries and employee benefits	$3,792	$3,848	(1.5)%
Occupancy and equipment expense	1,718	1,784	(3.7)
Professional fees	393	406	(3.2)
FDIC premiums	170	166	2.4
ATM and debit card processing and expenses	261	245	6.5
Director fees	187	183	2.2
Other expenses	697	486	43.4

Total	$7,218	$7,118	1.4%

Income Tax Expense. The income tax provision for the year ended December 31, 2025 was $573,175, reflecting an effective tax rate of 18.8% compared to an income tax provision of $385,947 for the year ended December 31, 2024, reflecting an effective tax rate of 18.5%.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,
	2025			2024
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	$21.061	$568	2.70%	$14,411	$269	1.87%
Investment securities, net (1):
Taxable	9,676	276	2.85	11,663	388	3.33
Non-taxable	875	38	4.34	488	21	4.30
Mortgage-backed securities, net (1)	63,122	1,793	2.84	57,906	1,397	2.41
Loans receivable, net (2)	258,011	11,234	4.35	254,723	10,838	4.25

Total interest-earning assets	352,745	13,909	3.94	339,191	12,913	3.81
Noninterest-earning assets	18,313			20,216

Total assets	371,058			359,407

Liabilities and Equity:
Interest-bearing liabilities:
NOW accounts	$32,283	$207	0.64%	$31,133	$213	0.68%
Money markets	15,797	50	0.32	18,319	58	0.32
Savings	103,461	1,072	1.04	99,751	711	0.71
Certificates of deposit (in excess of $250,000)	59,679	2,388	4.00	53,040	2,502	4.72
Other certificates of deposit	52,360	1,531	2.92	54,096	1,594	2.95

Total deposits	263,580	5,248	1.99	256,339	5,078	1.98
Capital lease liability and FHLB and correspondent bank advances	151	7	4.64	2,992	175	5.85

Total interest-bearing liabilities	263,731	5,255	1.99	259,331	5,253	2.03

Noninterest-bearing liabilities	77,609			72,009

Total liabilities	341,340			331,340
Stockholders’ equity	29,718			28,067

Total liabilities and stockholders’ equity	$371,058			$359,407

Net interest income		$8,654			$7,660

Net interest rate spread (3)			1.95%			1.78%

Net interest margin (4)			2.45%			2.26%

Average interest-bearing assets to average interest-bearing liabilities			133.75%			130.79%

(1)	Includes unamortized discounts and premiums.
(2)	Amount is net of loans in process, net of deferred loan origination fees and allowance for credit losses and includes non-performing loans.
(3)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
	Increase/(Decrease) Due to
	Volume	Rate	Net
	(In thousands)
Interest income:
Interest-earning deposits in other banks	124	175	299
Investment securities, net:
Taxable	(66)	(46)	(112)
Non-taxable	17	0	17
Mortgage-backed securities, net	126	270	396
Loans receivable, net	140	256	396

Total change in interest income	341	655	996

Interest expense:
Deposits:
NOW accounts	8	(14)	(6)
Money markets	(8)	0	(8)
Savings	26	335	361
Time (in excess of $250,000)	313	(427)	(114)
Other time deposits	(51)	(12)	(63)
Capital lease liability and FHLB and correspondent bank advances	(166)	(2)	(168)

Total change in interest expense	122	(120)	2

Increase (decrease) in net interest income	219	775	994

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider foreclosed assets and loans that are non-accruing and accruing delinquent for 90 days or more to be nonperforming assets. Under current accounting guidelines, a loan is individually evaluated for impairment as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

We may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that we would not otherwise consider resulting in a modified loan which is then identified as a loan modification due to the borrower experiencing financial difficulty. We may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Loan modification made due to borrowers experiencing financial difficulties are individually evaluated for purposes of calculating our allowance for credit losses.

We identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

We made no loan modifications due to the borrower experiencing financial difficulty in 2025 or 2024.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2025 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,
	2025	2024
	(Dollars in thousands)
Non-accruing (1)	$1,887	$1,291
Accruing, delinquent for 90 days or more (2)	83	—
Restructured loans not included in above amounts	—	—
Total nonperforming loans	1,970	1,291
Other real estate owned	0	53
Total nonperforming assets	1,970	1,344
Percentage of nonaccrual loans to total loans	0.72%	0.50%
Percentage of nonperforming loans to total loans	0.75%	0.50%
Percentage of nonperforming loans to total assets	0.53%	0.35%
Percentage of nonperforming assets to total assets	0.53%	0.37%

(1)

The gross interest income that would have been recorded in the years ended December 31, 2025 and December 31, 2024, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $128,011 and $75,575, respectively.

(2)	Loans delinquent as to principal or interest payments.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified “substandard” if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower’s income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as “doubtful” if full collection is highly questionable or improbable. An asset is classified as “loss” if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a “special mention” classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management’s close attention. Assets classified as substandard or doubtful may require The Delaware National Bank to establish specific allowances for credit losses. If an asset or portion thereof is classified loss, The Delaware National Bank must charge off such amount. Federal examiners may disagree with The Delaware National Bank’s classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner’s classification of an asset, it may appeal this determination to the OCC.

At December 31, 2025, The Delaware National Bank had $2.7 million in assets classified as substandard and no assets classified as doubtful compared to $2.5 million in assets classified as substandard and no assets classified as doubtful at December 31, 2024. See the section titled “Loans Receivable and Allowance for Credit Losses” in Note 3 to Delhi Bank Corp.’s consolidated audited financial statements. In addition, at December 31, 2025, The Delaware National Bank had $5.7 million in assets classified as special mention as compared to $5.4 million in assets classified as special mention at December 31, 2024.

Analysis and Determination of the Allowance for Credit Losses. The allowance for credit losses is a valuation allowance for current expected credit losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific individually evaluated loans, economic conditions and other risks in the portfolio. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific credit loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2025, the allowance for credit losses represented 0.51% of total loans, compared to 0.50% of total loans at December 31, 2024. Excluding guaranteed loans, the allowance for credit losses would have been 0.78% of total loans as of December 31, 2025 as compared with 0.79% of total loans as of December 31, 2024. The allowance for credit losses, as a percentage of loans, increased 0.01% from December 31, 2024 to December 31, 2025.

The following table sets forth a breakdown of the allowance for credit losses by loan category at the dates indicated.

	At December 31,
	2025			2024
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
Real Estate:
Residential	$1,098	83.6%	55.0%	$1,054	82.4%	53.6%
Commercial	158	12.0	39.7	165	12.9	40.6
Commercial and Industrial	11	0.9	3.7	9	0.7	4.1
Agricultural	—	0.0	0.4	—	0.0	0.4
Consumer	46	3.5	1.2	51	4.0	1.3

Total	$1,313	100%	100%	$1,279	100%	100%

The percentages of allowance are not consistent with the loan percentages due to the significant amount of fully guaranteed loans in the commercial real estate, commercial and industrial and agricultural segments. Such loans carry no related allowance.

Although management believes that its allowance for credit losses conforms with generally accepted accounting principles (“GAAP”) based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for credit losses. The examinations may require us to make additional provisions for credit losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for credit losses may adversely affect our financial conditions and results of operations.

Analysis of Credit Loss Experience. The following table sets forth an analysis of the allowance for credit losses for the periods indicated. Where specific credit loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,
	2025	2024
	(Dollars in thousands)
Balance at the beginning of the period	$1,279	$1,225

Provision	60	60

Charge-offs:
Real estate:
Residential	—	—
Commercial	—	—
Commercial and Industrial	—	—
Agricultural	—	—
Consumer	40	35

Total charge-offs	40	35

Recoveries:
Real estate:
Residential	—	17
Commercial	—	—
Commercial and Industrial	—	—
Agricultural	—	—
Consumer	14	12

Total recoveries	14	29

Net charge-offs (recoveries)	26	6

Balance at the end of the period	$1,313	$1,279

Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.01%	0.00%

Allowance to total loans outstanding at the end of the period	0.51%	0.50%

Allowance to non-accrual loans outstanding at the end of the period	69.58%	99.07%

Ratio of allowance for credit losses to non-performing loans	66.65%	99.07%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee, which is a management committee, to coordinate all aspects of the Bank’s asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals. Senior management continuously monitors our assets and liabilities, market conditions and relevant industry reports to effectuate and benchmark our strategic and risk management plans. We currently utilize a third-party modeling program, prepared on a monthly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by our Boards of Directors.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Our primary investing activities are the origination and purchase of loans and the purchase of securities When necessary, we utilize overnight borrowings from the Federal Home Loan Bank of New York and other correspondent banks to fund loan demand and to offset temporary deposit fluctuations. As of December 31, 2025, we had no overnight borrowings with the Federal Home Loan Bank of New York. Our overnight borrowing capacity was $26.5 million. As of December 31, 2025, we had no outstanding borrowings with correspondent banks or long-term borrowings with the Federal Home Loan Bank of New York.

Capital Management. We are subject to various regulatory capital requirements administered by our regulators. At December 31, 2025, we meet all capital adequacy requirements to which we are subject, including, CBLR. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements” and Note 12 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 10 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2025, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standards Updates (“ASUs”) to the FASB Accounting Standards Codification (“ASC”). This section provides a summary description of recent ASUs that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the near future.

Accounting Standards Adopted

During December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 enhances the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The Company adopted ASU No. 2023-09 effective December 31, 2025. The amendments in this ASU are applied on a prospective basis. The adoption of ASU No. 2023-09 did not have a material effect on the Company’s consolidated results of operations, financial position and cash flows.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

As of the date of this offering circular, the Board of Directors of Delhi Bank Corp. is composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board’s discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since	Term Expires

Michelle D. Catan	60	Senior Business Advisor of Small Business Development Center. Co-owner of Sears of Oneonta.	2020	2027

Paul J. Roach	72	Former Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2027

Jason J. Miller	51	General Manager of Delhi Telephone Company	2021	2027

Barbara J.D. Davis	62	Special Assistant for the City of New York Department of Environmental Protection	2022	2028

Peter V. Gioffe	53	Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since October 23, 2017; President of Delhi Bank Corp. and The Delaware National Bank since 2016; Vice President and Controller of Delhi Bank Corp. and The Delaware National Bank from 2005 until 2016; Human Resources Officer of The Delaware National Bank from 2014 until 2016.	2014	2028

Kristen L. Baxter	52	Director of Auxiliary Services Finance, College Association at Delhi, Inc.	2015	2028

Bruce J. McKeegan	68	Attorney and Sole Owner of McKeegan & McKeegan.	2000	2026

Kurt R. Mable	56	Principal/Owner of Robert O. Mable Agency, Inc.	2017	2026

(1)	As of December 31, 2025.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since

Deirdre A. Hillis	59	Vice President and Chief Lending Officer since 2019 of The Delaware National Bank. Vice President of Lending from 2009 to 2019 of The Delaware National Bank.	2009

Bryan R. Boyer	47	Controller of The Delaware National Bank since 2016 and Vice President of The Delaware National Bank since 2013. Treasurer of Delhi Bank Corp. since 2014. Mr. Boyer served as Senior Trust Officer of The Delaware National Bank from 2013 to 2018.	2013

Yvonne T. Haynes	54	Vice President, BSA Officer of The Delaware National Bank. Vice President of Delhi Bank Corp since 2024.	2016

Elliott C. Townsend	47	Vice President, Senior Trust Officer	2022

(1)	As of December 31, 2025. Patrick M. Noonan was appointed as a Vice President and Senior Lender effective as of January 1, 2026 and is therefore, not included in this chart.

Director Compensation

In 2025, independent directors of The Delaware National Bank received $2,215 for each regular and special Board meeting attended. Non-employee directors who were members of the Trust Committee of The Delaware National Bank received $465 for each committee meeting attended.

Executive Compensation

The following table sets forth the annual compensation paid by Delhi Bank Corp. to the three (3) highest paid persons who were executive officers of Delhi Bank Corp. and/or The Delaware National Bank for the fiscal year ended December 31, 2025.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank; and Vice President and Chief Lending Officer of The Delaware National Bank; Vice President and Controller of The Delaware National Bank.	$912,547

(1)

The group consists of three persons including: (i) Peter V. Gioffe, the President and CEO of Delhi Bank Corp. and The Delaware National Bank, (ii) Deirdre A. Hillis, Vice President and Chief Lending Officer of The Delaware National Bank and (iii) Bryan R. Boyer, Vice President and Controller of The Delaware National Bank.

Salary Continuation Agreements

The Delaware National Bank has entered into salary continuation agreements with certain executive officers, including the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank, the Vice President and Chief Banking Officer of The Delaware National Bank and the Vice President and Chief Lending Officer of The Delaware National Bank.

The salary continuation agreement with the current President and Chief Executive Officer of The Delaware National Bank, as currently amended, provides for an annual benefit of $142,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the “President’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive’s termination of service), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive’s disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the President’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President Chief Lending Officer of The Delaware National Bank provides for an annual benefit of $32,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the “Lending Vice President’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive’s termination of service multiplied by a fraction, the numerator of which is the executive’s years of service as of such date and the denominator of which is twelve), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The

Delaware National Bank under GAAP on the date of the executive’s termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the Lending Vice President’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President and Controller of The Delaware National Bank provides for an annual benefit of $25,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the “Vice President and Controller’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive’s termination of service multiplied by a fraction, the numerator of which is the executive’s years of service as of such date and the denominator of which is twelve), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP on the date of the executive’s termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the Vice President and Controller’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

As of the date of this offering circular, Delhi Bank Corp.’s Board of Directors consists of eight (8) members, all of whom are considered independent under the regulations of the FDIC, except for Peter V. Gioffe, the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2025.

Director	Audit Committee
Kristen L. Baxter	X	*
Michelle D. Catan	X
Barbara J.D. Davis	X
Peter V. Gioffe	X
Bruce J. McKeegan	X
Kurt R. Mable	X
Paul J. Roach	X
Jason J. Miller	X
Number of Meetings in 2025	12

*	Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of Delhi Bank Corp. accounting and reporting practices, the quality and integrity of Delhi Bank Corp.’s financial reports and Delhi Bank Corp.’s compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging Delhi Bank Corp.’s independent auditors and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach, Kristen L. Baxter and Michelle D. Catan are audit committee financial experts under the rules of the Securities and Exchange Commission. A majority of the members of the Audit Committee are considered independent under the regulations of the FDIC.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by The Delaware National Bank to each executive officer and director at December 31, 2025. These loans were performing according to their original terms at December 31, 2025.

Name	Aggregate Loan Principal Outstanding at December 31, 2025
Peter V. Gioffe Director, President & Chief Executive Officer	—
Kristen L. Baxter Director	—
Bryan R. Boyer Vice President, Controller	$99,387
Michelle D. Catan Director	—
Barbara J.D. Davis Director	$27,526
Yvonne T. Haynes Vice President, BSA Officer	$103,258
Deirdre A. Hillis Vice President and Chief Lending Officer	—
Bruce J. McKeegan Director	$4,338
Jason J. Miller Director	—
Paul J. Roach Director	$127,976
Kurt R. Mable Director	—
Elliott Townsend Vice President and Senior Trust Officer	—

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank in the form of contract review and general legal advice with respect to loans, deposit accounts, insurance, trust department and real estate matters, as well as mortgage closing and related services. Amounts paid to McKeegan & McKeegan totaled $26,725 in 2025 and $37,143 in 2024.

Delhi Bank Corp. has a long-standing relationship with Robert O. Mable Agency, Inc., an insurance company in which director Kurt Mable is the sole owner. Robert O. Mable Agency, Inc. represents Delhi Bank Corp. in the insurance marketplace through the provision of insurance brokerage services. Delhi Bank Corp. does not pay any fees directly to Robert O. Mable Agency, Inc.; rather, the agency receives a standard fee from the premiums paid by Delhi Bank Corp. directly to its insurers. There is no special discount or other arrangement offered to Delhi Bank Corp. by Robert O. Mable Agency, Inc.

Stock Ownership

The following table sets forth, as of December 31, 2025, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Class (3)
Kristen L. Baxter	1,100		*
Peter V. Gioffe	41,392	(4)	1.23%
Yvonne T. Haynes	6,326	(5)	*
Deirdre A. Hillis	33,260	(6)	*
Barbara J.D. Davis	186,727	(7)	5.53%
Kurt R. Mable	16,130	(8)	*
Bruce J. McKeegan	15,760	(9)	*
Jason J. Miller	2,567		*
Paul J. Roach	42,254	(10)	1.25%
Bryan R. Boyer	35,043	(11)	1.04%
Michelle D. Catan	945		*
Elliott C. Townsend	29,995	(12)	*

All Executive Officers and Directors as a Group — (13) Persons in Total	411,499		12.19%

*	Does not exceed 1.0% of Delhi Bank Corp.’s voting securities.
(1)	Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2)	Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.
(3)	Based on 3,377,157 shares outstanding as of December 31, 2025.
(4)

Includes 36,579 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Gioffe and 3,800 shares held as trustee for the Nancy J. Lee Family Irrevocable Trust.

(5)	Includes 6,326 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Haynes.
(6)	Includes 33,213 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Hillis.
(7)	Includes 96,099 held by Ms. Davis’ spouse, 18,257 shares held by D&D of Walton Inc. of which she is an owner and 30,064 shares held by Ms. Davis’ son.
(8)	Includes 6,361 shares held jointly with Mr. Mable’s spouse. Includes 1,972 shares held jointly with Mr. Mable’s daughters.
(9)	Includes 10,301 shares held by Mr. McKeegan’s spouse.
(10)	Includes 10,689 shares held jointly with Mr. Roach’s spouse.
(11)	Includes 34,419 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Boyer, and 156 shares held as custodian for Mr. Boyer’s daughters.
(12)

Includes 26,265 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan**; 2,560 shares held as trustee for the Joan Townsend Family Trust; and 1,137 shares held as custodian for Mr. Townsend’s children.

**	All share amounts held under The Delaware National Bank of Delhi Employee Stock Ownership Plan are as of June 30, 2025, the most recent practicable date for which this information is available.

To our knowledge, the only record owners of 10% or more of any class of our equity securities is Cede & Co and The Delaware National Bank of Delhi Employee Stock Ownership Plan. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the FDIC. Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank’s primary regulator is the OCC. By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Additionally, Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the FRB.

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, the FRB or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 (“BHCA”), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors, regulatory compliance and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted of bank holding companies.

Under Federal law, a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” may opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. Federal law also authorizes banks to engage through “financial subsidiaries” in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank’s transactions with affiliates.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions and bank holding companies that are subject to Regulation Y.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The FRB’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.’s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.’s ability to pay dividends could also be restricted should The Delaware National Bank ever become “undercapitalized.” See “—Bank Regulation—Corrective Measures for Capital Deficiencies.”

Delhi Bank Corp.’s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the “CBCA”), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.’s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain “control” of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.’s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.’s directors. An existing bank holding company would be required to obtain the FRB’s prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.’s voting stock. See “—Holding Company Regulation—Federal Regulation.”

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC’s regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. Management has elected to use the CBLR framework available for institutions with total consolidated assets of less than $10 billion that meet other qualifying criteria related to off-balance sheet exposures and trading assets and liabilities. The CBLR provides for a simple measure of capital adequacy for qualifying institutions. The CBLR is calculated as Tier 1 Capital to average consolidated assets as reported on an institution’s regulatory reports. Beginning in 2021, the CBLR requirement was increased to 8.5% for the calendar year and then returned to 9% in 2022. Qualifying institutions that elect to use the CBLR framework and that maintain a leverage ratio of greater than 9% will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the regulatory agencies’ capital rules, and to have met the well-capitalized ratio requirements.

The OCC also has the ability to establish individual minimum capital requirements for a particular institution which vary from the capital levels that would otherwise be required under the applicable capital regulations based on such factors as concentrations of credit risk, levels of interest rate risk, the risks of non-traditional activities, and other circumstances. The OCC has not imposed any such requirement on The Delaware National Bank.

Corrective Measures for Capital Deficiencies.

The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations for “prompt corrective action” define, for each capital category, the thresholds at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.”

As described above, The Delaware National Bank is considered “well capitalized” if it meets the minimum CBLR requirements. A qualifying institution utilizing the CBLR framework that fails to maintain a leverage ratio greater than the required percentage is allowed a two-quarter grace period in which to increase its leverage ratio back above the required percentage. During the grace period, a qualifying institution will still be considered “well capitalized” so long as it maintains a leverage ratio of no more than one percent less than the required percentage. If an institution either fails to meet all the qualifying criteria within the grace period, or fails to maintain a leverage ratio of no more than one percent less than the required percentage, it becomes ineligible to use the CBLR framework and must instead comply with generally applicable capital rules, sometimes referred to as Basel III rules.

As an institution’s capital decreases, the OCC’s enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2025, The Delaware National Bank’s limit on loans-to-one borrower was $4.7 million. At that date, our largest lending relationship was $2.1 million and was fully guaranteed by the SBA. This loan was performing in accordance with its original terms at December 31, 2025. At December 31, 2025, our largest non-guaranteed lending relationship was $1.5 million and was performing in accordance with its original terms at December 31, 2025.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the “Act”) provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. De novo interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish de novo branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition.

Insurance of Deposit Accounts. The Delaware National Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.

The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, which is based on a number of elements to measure the risk each insured depository institution poses to the FDIC insurance fund.

Deposit insurance per account owner is currently $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a “financial subsidiary” that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

Federal law generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 (“CRA”) and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank’s performance under the CRA. The Delaware National Bank’s latest CRA rating was “Satisfactory.”

Consumer Laws and Regulations. The Delaware National Bank’s operations are also subject to various federal laws applicable to credit transactions, including the Truth-In-Lending Act, Home Mortgage Disclosure Act of 1975, Equal Credit Opportunity Act, Fair Credit Reporting Act of 1978, Fair Debt Collection Practices Act, Right to Financial Privacy Act, Electronic Funds Transfer Act, and Check Clearing for the 21st Century Act.

The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The FRB regulations previously required savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal and regular checking accounts); however, effective as of March 26, 2020, these reserve requirements were reduced to 0%.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have limited sources of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in “Risk Factors – We cannot guarantee future payment of dividends,” we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from Delhi Bank Corp. at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from Delhi Bank Corp. from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under “Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan” and listed on the Authorization Form. We are making no recommendation regarding participation in the Plan. Peter V. Gioffe, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (855) 333-3544.

Dividends and Stock Repurchases

Delhi Bank Corp. has paid cash dividends since 1994. In 2025, we declared quarterly cash dividends for an annual dividend of $0.3902 per share. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. Our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. The payment of dividends from The Delaware National Bank will depend upon The Delaware National Bank’s earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors of The Delaware National Bank considers any declaration of dividends. As a bank holding company, our ability to pay dividends is subject to FRB regulations as described under “Regulation and Supervision – Holding Company Regulation,” and the FRB’s policy statement regarding the payment of dividends by bank holding companies as described under “Risk Factors Related to the Offering – We cannot guarantee future payment of dividends.”

Delhi Bank Corp. has repurchased its common stock in the past under stock repurchase plans adopted by the Board of Directors. Our current stock repurchase plan was last extended on February 28, 2023 and remains open as of the date of this offering circular. No assurance can be given that we will adopt stock repurchase plans to repurchase our common stock in the future. Any potential repurchase of our common stock in the future will depend on our earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any repurchase plan.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Bond, Schoeneck & King, PLLC has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Auditors

The financial statements as of December 31, 2025 and 2024 and for the years then ended in this offering circular have been audited by Baker Tilly US, LLP, our independent auditors.

Index to Consolidated Financial Statements

of Delhi Bank Corp.

F-i

Independent Auditors’ Report

To the Stockholders and Board of Directors of Delhi Bank Corp. and Subsidiary

Opinion

We have audited the consolidated financial statements of Delhi Bank Corp. and Subsidiary (Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ Baker Tilly US, LLP

Milwaukee, Wisconsin

March 12, 2026

 Delhi Bank Corp. and Subsidiary

 Consolidated Balance Sheets

 December 31, 2025 and 2024

	2025	2024
Assets
Cash and due from banks	$9,493,212	$11,427,576
Interest-bearing deposits with banks	8,207,000	11,942,000
Available-for-sale debt securities	73,867,124	69,326,386
Held-to-maturity debt securities	924,774	758,988
Restricted equity securities	471,800	464,800
Loans receivable, net	260,298,450	256,050,446
Premises and equipment, net	4,238,955	4,324,501
Bank owned life insurance	8,944,795	8,659,711
Other assets	4,112,413	5,159,089

Total assets	$370,558,523	$368,113,497

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Noninterest-bearing	$77,567,810	$74,626,557
Interest-bearing	256,813,569	260,545,247

Total deposits	334,381,379	335,171,804
Finance lease liability	151,984	23,135
Other liabilities	4,848,741	4,979,856

Total liabilities	339,382,104	340,174,795

Stockholders’ Equity
Common stock, $1 par; 5,000,000 shares authorized; 3,588,210 shares issued and 3,377,157 shares outstanding in 2025, and 3,564,503 shares issued and 3,403,625 shares outstanding in 2024	3,588,210	3,564,503
Additional paid-in capital	6,176,098	6,147,161
Retained earnings	32,131,360	30,986,463
Accumulated other comprehensive loss	(6,587,322)	(9,808,134)
Treasury stock, at cost; 211,053 shares in 2025 and 160,878 shares in 2024	(4,131,927)	(2,951,291)

Total stockholders’ equity	31,176,419	27,938,702

Total liabilities and stockholders’ equity	$370,558,523	$368,113,497

See notes to consolidated financial statements

 Delhi Bank Corp. and Subsidiary

 Consolidated Statements of Income

 Years Ended December 31, 2025 and 2024

	2025	2024
Interest and Dividend Income
Interest and fees on loans	$11,233,948	$10,838,115
Investments:
Taxable	2,034,499	1,711,659
Tax-exempt	38,453	20,568
Interest-bearing deposits with banks	567,567	268,998
Dividends	34,325	73,584

Total interest and dividend income	13,908,792	12,912,924

Interest Expense
Deposits	5,247,965	5,077,472
Borrowed funds	7,070	175,001

Total interest expense	5,255,035	5,252,473

Net Interest Income	8,653,757	7,660,451
Provision for Credit Losses	60,000	60,000

Net Interest Income After Provision for Credit Losses	8,593,757	7,600,451

Noninterest Income
ATM and debit card processing	395,752	409,783
Trust department	452,719	426,014
Service charges and fees	324,761	335,690
Increase in cash surrender value of bank owned life insurance	285,084	258,970
Other	180,126	170,787
Gain on disposal of premises and equipment	30,479	9,176

Total noninterest income	1,668,921	1,610,420

Noninterest Expense
Salaries and employee benefits	3,792,013	3,848,156
Occupancy and equipment	1,717,836	1,783,849
Professional fees	392,801	406,340
Director fees	186,605	182,790
ATM and debit card processing	260,644	244,966
FDIC premiums	170,481	165,725
Other	696,755	486,281

Total noninterest expense	7,217,135	7,118,107

Income Before Provision for Income Tax	3,045,543	2,092,764
Provision for Income Tax	573,175	385,947

Net Income	$2,472,368	$1,706,817

Earnings Per Share	$0.72	$0.50

See notes to consolidated financial statements

 Delhi Bank Corp. and Subsidiary

 Consolidated Statements of Comprehensive Income

 Years Ended December 31, 2025 and 2024

	2025	2024
Net Income	$2,472,368	$1,706,817

Other Comprehensive Income (Loss)
Unrealized gains (losses) on available-for-sale securities	4,076,977	(547,086)
Reclassification adjustment for losses included in net income (a)	—	1,609
Tax effect (b)	(856,165)	114,550

Total other comprehensive income (loss)	3,220,812	(430,927)

Total Comprehensive Income	$5,693,180	$1,275,890

(a)	Realized losses on sales of available-for-sale securities are included on the Consolidated Statements of Income as part of Other Noninterest Income.
(b)	The tax effect on unrealized gains (losses) on sales of available-for-sale securities are included in Provision for Income Tax on the Consolidated Statements of Income.

See notes to consolidated financial statements

 Delhi Bank Corp. and Subsidiary

 Consolidated Statements of Changes in Stockholders’ Equity

 Years Ended December 31, 2025 and 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance, January 1, 2024	$3,538,700	$5,999,530	$30,580,790	$(9,377,207)	$(2,411,416)	$28,330,397
Net income	—	—	1,706,817	—	—	1,706,817
Other comprehensive loss	—	—	—	(430,927)	—	(430,927)
Issuance of 25,803 shares of common stock	25,803	501,515	—	—	—	527,318
Purchase of 87,690 shares of treasury stock	—	—	—	—	(1,781,896)	(1,781,896)
Sale of 26,915 shares of treasury stock	—	(353,884)	—	—	1,242,021	888,137
Dividends declared ($0.3832 per share)	—	—	(1,301,144)	—	—	(1,301,144)

Balance, December 31, 2024	3,564,503	6,147,161	30,986,463	(9,808,134)	(2,951,291)	27,938,702
Net income	—	—	2,472,368	—	—	2,472,368
Other comprehensive income	—	—	—	3,220,812	—	3,220,812
Issuance of 23,707 shares of common stock	23,707	472,955	—	—	—	496,662
Purchase of 118,209 shares of treasury stock	—	—	—	—	(2,472,043)	(2,472,043)
Sale of 24,105 shares of treasury stock	—	(444,018)	—	—	1,291,407	847,389
Dividends declared ($0.3902 per share)	—	—	(1,327,471)	—	—	(1,327,471)

Balance, December 31, 2025	$3,588,210	$6,176,098	$32,131,360	$(6,587,322)	$(4,131,927)	$31,176,419

See notes to consolidated financial statements

 Delhi Bank Corp. and Subsidiary

 Consolidated Statements of Cash Flows

 Years Ended December 31, 2025 and 2024

	2025	2024
Cash Flows From Operating Activities
Net income	$2,472,368	$1,706,817
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	60,000	60,000
Depreciation	283,346	337,942
Amortization and accretion of investment securities, net	179,862	242,712
Deferred income taxes	(18,836)	(20,528)
Increase in cash surrender value of bank owned life insurance	(285,084)	(258,970)
Gain on disposal of premises and equipment	(30,479)	(9,176)
Loss on sale of available-for-sale debt securities	—	1,609
Net change in:
Other assets	156,794	177,747
Other liabilities	(140,399)	342,750

Net cash provided by operating activities	2,677,572	2,580,903

Cash Flows From Investing Activities
Net change in interest-bearing deposits with banks	3,735,000	5,727,000
Purchase of available-for-sale debt securities	(11,687,725)	(5,629,760)
Proceeds from sale of available-for-sale debt securities	—	2,690,911
Proceeds from maturities, calls and principal repayments of available-for-sale debt securities	11,044,102	9,217,920
Purchase of held-to-maturity debt securities	(358,940)	(375,000)
Proceeds from maturities, calls and principal repayments of held-to-maturity debt securities	193,154	183,537
Purchase of restricted equity securities	(23,900)	(3,330,750)
Proceeds from redemption of restricted equity securities	16,900	3,980,100
Net change in loans receivable	(4,308,004)	(1,779,582)
Proceeds from sale of foreclosed assets, net	52,553	80,567
Proceeds from disposal of premises and equipment	44,621	18,000
Purchase of premises and equipment	(51,115)	(80,984)

Net cash (used in) provided by investing activities	(1,343,354)	10,701,959

Cash Flows From Financing Activities
Net change in deposits	(790,425)	12,617,023
Net change in short-term borrowings	—	(15,975,000)
Principal payments on finance lease liability	(31,978)	(32,824)
Dividends paid	(1,318,187)	(1,300,243)
Issuance of common stock	496,662	527,318
Purchase of treasury stock	(2,472,043)	(1,781,896)
Proceeds from sale of treasury stock	847,389	888,137

Net cash used in financing activities	(3,268,582)	(5,057,485)

Net change in cash and due from banks	(1,934,364)	8,225,377
Cash and Due From Banks, Beginning	11,427,576	3,202,199

Cash and Due From Banks, Ending	$9,493,212	$11,427,576

See notes to consolidated financial statements

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

1.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Delhi Bank Corp. (Bank Corp.) and its wholly-owned subsidiary, The Delaware National Bank of Delhi (Bank) (collectively, Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company provides a full range of commercial banking services to individual and small business customers in Delaware County, New York and the surrounding counties. The area is a rural market with an economic base made up of light manufacturing, retail and agricultural businesses. The Company’s primary deposit products are demand deposits and interest bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail and commercial customers.

The Bank is subject to regulation by the Office of the Comptroller of the Currency. The Bank Corp. is subject to regulation by the Federal Reserve Bank of New York.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses, the valuation of investment securities and determination of credit related impairment thereon, and valuation of deferred tax assets.

Cash and Due From Banks

For the purposes of the consolidated statements of cash flows, cash and due from banks includes cash on hand and amounts due from other banks.

Interest-Bearing Deposits With Banks

Interest-bearing deposits with banks consist of certificates of deposit and are carried at cost which approximates fair value.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). The Company has no trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company’s portfolio of held-to-maturity debt securities consists of local municipal investments which have a long history of no credit losses. In estimating the net amount expected to be collected for held-to-maturity debt securities in an unrealized loss position, a historical loss based method is utilized to calculate the allowance for credit losses.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available-for-sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating by a rating agency, and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of tax. The Company elected the practical expedient of zero loss estimates for securities issued by U.S. government entities and agencies and local municipals. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major agencies and have a long history of no credit losses.

Restricted Equity Securities

Restricted equity securities consist of investments in the Federal Home Loan Bank of New York (FHLB), the Federal Reserve Bank of New York and the Atlantic Community Bankers Bank. Investments in these entities are restricted and carried at cost.

The Company, as a member of the FHLB system, is required to maintain an investment in the capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. Management considers whether this investment is impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost includes (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on the institutions and on the customer base of the FHLB and (4) the liquidity position of the FHLB. Management believes no impairment charge is necessary related to its investment in FHLB stock at December 31, 2025 and 2024.

Significant Group Concentration of Credit Risk

The Company grants loans to customers primarily located in Delaware County, New York and the surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the economic conditions in its marketplace. The Company does not have any significant concentrations from one industry or customer.

Accrued Interest Receivable

The Company made an accounting policy election to exclude accrued interest receivable from the amortized cost basis of loans and securities subject to evaluation for the related allowance for credit losses. Accrued interest receivable on loans, reported as a component of other assets on the consolidated balance sheets, totaled $1,393,740 and $1,367,421 at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses. Accrued interest receivable on securities, also a component of other assets on the consolidated balance sheets, totaled $250,575 and $248,404 at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances, adjusted for the allowance for credit losses and any unamortized deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the contractual life of the loan using the interest method.

The loan receivable portfolio is segmented into real estate, commercial and industrial, agricultural and consumer loans. Real estate loans include loans secured by commercial, residential and agricultural properties. Residential loans include 1-4 family mortgage loans and home equity loans. Commercial and industrial loans are secured by equipment, accounts receivable, inventories or other business assets. Agricultural loans are secured by equipment and other farm assets. Consumer loans consist of personal installment and auto loans and credit cards. The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Common risk characteristics include loan type, collateral type and geographic location.

Generally, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans generally is either applied to principal or recognized as interest income, depending on management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Credit Losses on Loans Receivable

The current expected credit loss method (CECL) incorporates an estimate of credit losses for the remaining life of the financial asset using historical loss experience, current economic conditions and reasonable and supportable forecasts. The allowance for credit losses (allowance) generally applies to financial assets including loans and certain off-balance-sheet items such as unfunded loan commitments. The allowance represents management’s estimate of expected lifetime credit losses inherent in the loan portfolio as of the consolidated balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management’s estimate of lifetime credit losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheets. The allowance is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is estimated using relevant available information from both internal and external sources relating to past events (including the Company’s past loan loss experience), current conditions, and reasonable and supportable forecasts.

The allowance for credit losses consists of both specific allocations for individually evaluated loans and allocations for expected credit losses over the life of loans within the Company’s loan portfolio segmented into loan pools with similar risk characteristics.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Specific Allocation - Individually Evaluated Loans

Loans that do not share similar risk characteristics with existing pools are evaluated on an individual basis. For loans that are individually evaluated, a specific allowance allocation is established when the collateral value, observable market price, or discounted cash flows of the loan is lower than the carrying value of that loan. The estimated fair values of substantially all of the Company’s individually evaluated loans are measured based on the estimated fair value of the loan’s collateral.

For loans secured by real estate, estimated fair values are determined through third-party appraisals. When a real estate secured loan becomes individually evaluated, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower’s consolidated financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted, as appropriate, based on the age of the financial information or the quality of the assets.

Collective Evaluation of Expected Losses - Pool Basis

The Company measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. The Company has identified the following portfolio segments and calculates the allowance for credit losses for each using the weighted-average remaining maturity (WARM) method:

•	1-4 Family Mortgage with Escrow

•	1-4 Family Mortgage

•	Agricultural LOC

•	Agricultural OEL

•	Agricultural

•	Commercial HELOC

•	Commercial LOC

•	Commercial Mortgage with Escrow

•	Commercial Mortgage

•	Commercial

•	Consumer Automobile

•	Consumer OEL

•	Consumer

•	Consumer Mobile Home

•	Home Equity LOC

The pools identified are similar to the loan classes used in the Company’s financial reporting.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The Company utilizes the WARM method which is a simplified approach to measuring credit losses intended for community institutions with non-complex and homogenous loan pools. The WARM method requires the Company to estimate a future annual loss rate and apply that rate to forecasted balances over the estimated life of the loans in the pools. The estimated future loss rate for each loan pool is derived from historical loss rates (net charge-offs), adding an adjustment for qualitative factors to account for changes in the risk characteristics of the loan portfolio. An economic conditions adjustment is applied as deemed necessary by management based on supportable and reasonable forecasts of economic factors impacting the loan pools.

In applying the WARM method, the Company used the annual net charge-offs as a percentage of average total loan balances (net charge-off percentage) for each loan pool.

The model also incorporates the following qualitative factors that are reviewed for each loan pool:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices.

2.	National, regional and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

6.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

7.	Effect of other external factors (i.e., competition, legal and regulatory).

8.	Changes in the quality of the loan review system.

9.	Changes in the value of underlying collateral for collateral-dependent loans.

The Company’s credit policies determine interest rates against the different forms of collateral that can be pledged against commercial loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual commercial loan interest rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversions of assets. Commercial real estate loans include long-term loans financing commercial properties. Repayment of this kind of loan is dependent upon either the ongoing cash flow of the borrowing entity or the resale of or lease of the subject property.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Commercial lending, including commercial real estate loans, generally present a higher level of risk than residential mortgage loans. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project or business. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Residential real estate and home equity loans are secured by the borrower’s residential real estate. Residential mortgages have amortizations up to 30 years.

Consumer loans are typically unsecured or secured by the borrower’s vehicle, deposits, or securities.

Agriculture loans are typically unsecured or secured by inventory, customer accounts or equipment.

The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loan classes. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are immediately charged to the allowance for credit losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. The Company’s loan officers are responsible for the timely and accurate risk rating of all loans in the Company’s loan portfolio at origination and on an ongoing basis. The Company utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all commercial loan relationships exceeding a specified threshold.

In addition, regulatory banking agencies, as an integral part of their examination process, periodically review the Company’s allowance for credit losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for credit losses is adequate.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

A loan modification or refinancing results in a new loan if the terms of the new loan are at least as favorable to the lender as the terms with customers with similar collection risks that are not refinancing or restricting their loans and the modification to the terms of the loan are more than minor. If a loan modification or refinancing does not result in a new loan, it is classified as a loan modification.

There are additional disclosures for modification of loans with borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows. The disclosures are applicable to situations where there is principal forgiveness, interest rate reductions, other than insignificant payment delays, term extensions, or a combination of any of these. If the Company modifies any loans to borrowers in financial distress that involves principal forgiveness, the amount of principal that is forgiven is charged off against the allowance.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated lives of the assets. Finance lease right-of-use assets are recorded at an amount equal to the lease liability at commencement plus initial direct costs and are amortized over the shorter of the lease term or the estimated life of the asset. The lease liability is equal to the present value of the minimum lease payments. Amortization of finance lease right-of-use assets is included in depreciation expense.

Bank Owned Life Insurance

The Company is the owner and beneficiary of life insurance policies on certain current and former executive employees and directors. The life insurance investment is carried at the cash surrender value of the underlying policies. The increase in the cash surrender value is recognized as a component of noninterest income. The policies can be liquidated, if necessary, with tax costs associated. The Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Earnings Per Share

Earnings per share is based on the weighted average number of shares of common stock outstanding. The Company’s basic and diluted earnings per share are the same since there are no dilutive shares of potential common stock outstanding. Weighted average shares outstanding were 3,411,789 in 2025 and 3,398,442 in 2024.

Advertising Costs

Advertising costs are expensed as incurred and were $39,461 in 2025 and $45,847 in 2024.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Any losses based on the asset’s fair value at the date of foreclosure are charged to the allowance for credit losses. Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs incurred in maintaining foreclosed assets and subsequent adjustments to the carrying amount of the assets are included in noninterest expenses. There were $0 of foreclosed assets at December 31, 2025 and $52,553 at December 31, 2024. Residential real estate loans in process of foreclosure at December 31, 2025 were approximately $199,000.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Treasury Stock

Treasury stock is recorded at cost. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists solely of the net unrealized gains (losses) on available-for-sale debt securities, net of deferred income taxes. Accumulated other comprehensive loss consists of net unrealized losses of $8,338,382 less deferred income tax benefit of $1,751,060 at December 31, 2025 and net unrealized losses of $12,415,359 less deferred income tax benefit of $2,607,225 at December 31, 2024.

Revenue Recognition

The Company recognizes revenue from various sources, including loans, investment securities, bank owned life insurance, deposit accounts and sales of assets.

Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Other loan fees, including late charges, are recognized as they occur.

Interest income on debt securities, including purchase premiums and discounts, is calculated using the interest method over the term of the securities. Dividends on equity securities are recorded when declared.

Earnings on bank owned life insurance policies represent the increase in the cash surrender value of these policies as well as any gains resulting from settlement of the policies.

Noninterest income includes service charge, overdraft and other deposit account fees, ATM and debit card interchange income, trust department fees and other miscellaneous fees and income. Revenue is recognized when the Company’s performance obligation is completed which is generally monthly for interchange and trust department income or when a transaction has been completed, such as when an overdraft occurs. Other fees and income are generally transactional in nature and are recognized as they occur.

Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Company has no continuing involvement with the asset. The Company does not generally finance the purchase.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Consolidated Statements of Cash Flows

Supplemental consolidated cash flows for years ended December 31, 2025 and 2024 is summarized as follows:

	2025	2024
Interest paid	$5,434,927	$5,019,797
Federal income tax payments	573,333	275,000
Loans transferred to foreclosed assets	—	52,553
Dividends payable	335,352	326,067
Lease liability arising from obtaining right-of-use assets	160,827	—

Reclassifications

Certain amounts related to 2024 have been reclassified to conform with the 2025 reporting presentation.

Subsequent Events

Subsequent events were evaluated through March 12, 2026, the date the consolidated financial statements were available to be issued.

Recent Accounting Standard

During December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 enhances the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The Company adopted ASU No. 2023-09 effective December 31, 2025. The amendments in this ASU are applied on a prospective basis. The adoption of ASU No. 2023-09 did not have a material effect on the Company’s consolidated results of operations, financial position and cash flows.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

2.	Investment Securities

The amortized cost and fair values of investment debt securities are as follows:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. government agencies	$8,342,280	$1,397	$887,694	$7,455,983
U.S. government sponsored enterprises (GSE), mortgage-backed securities, residential	72,860,609	211,020	7,661,364	65,410,265
Local government obligations	1,002,615	—	1,739	1,000,876

Total	$82,205,504	$212,417	$8,550,797	$73,867,124

Held-to-maturity:
Local government obligations	$924,774	$42,069	$—	$966,843

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. government agencies	$10,406,209	$1,012	$1,260,916	$9,146,305
U.S. government sponsored enterprises (GSE), mortgage-backed securities, residential	70,322,344	1,975	11,143,258	59,181,061
Local government obligations	1,013,191	—	14,171	999,020

Total	$81,741,744	$2,987	$12,418,345	$69,326,386

Held-to-maturity:
Local government obligations	$758,988	$26,428	$—	$785,416

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The amortized cost and fair market values of debt securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available-for-Sale
	Amortized Cost	Fair Value
Due in one year or less	$1,011,207	$1,009,367
Due after one through five years	3,518,333	3,467,062
Due after five through ten years	2,218,238	2,150,460
Due after ten years	27,193,891	23,737,092
Mortgage-backed securities	48,263,835	43,503,143

Total	$82,205,504	$73,867,124

	Held-to-Maturity
	Amortized Cost	Fair Value
Due in one year or less	$213,976	$217,184
Due after one through five years	675,798	711,124
Due after five through ten years	35,000	38,535

Total	$924,774	$966,843

There were no sales of available-for-sale debt securities in 2025. Proceeds from the sale of available-for-sale debt securities in 2024 were $2,690,911 with a gross realized loss of $1,609.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2025
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale:
U.S. government agencies	$—	$—	$6,901,797	$887,694	$6,901,797	$887,694
Mortgage-backed securities, GSE, residential	23,157	221	48,870,791	7,661,143	48,893,948	7,661,364
Local government obligations	—	—	1,000,876	1,739	1,000,876	1,739

Total	$23,157	$221	$56,773,464	$8,550,576	$56,796,621	$8,550,797

Held-to-maturity:
Local government obligations	$—	$—	$—	$—	$—	$—

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	December 31, 2024
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale:
U.S. government agencies	$—	$—	$8,541,690	$1,260,916	$8,541,690	$1,260,916
Mortgage-backed securities, GSE, residential	5,410,040	58,731	52,273,536	11,084,527	57,683,576	11,143,258
Local government obligations	—	—	999,020	14,171	999,020	14,171

Total	$5,410,040	$58,731	$61,814,246	$12,359,614	$67,224,286	$12,418,345

Held-to-maturity:
Local government obligations	$—	$—	$—	$—	$—	$—

The Company had 147 available-for-sale debt securities in unrealized loss positions at December 31, 2025. The securities have depreciated approximately 13% from the Company’s amortized cost basis. These securities are primarily issued by U.S. government agencies and U.S. GSE. The unrealized losses are considered to result from changes in market interest rates subsequent to purchase and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. The Company estimated no allowance for credit losses for its investment securities classified as available-for-sale debt securities at December 31, 2025 and 2024.

The Company estimated no allowance for credit losses for its investment securities classified as held-to-maturity at December 31, 2025 and 2024, as the portfolio consists entirely of local municipal investments.

Investment securities with carrying amounts of $45,174,706 and $43,785,419 at December 31, 2025 and 2024, respectively, were pledged to secure deposits as required or permitted by law.

3.	Loans Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2025 and 2024 are summarized as follows:

	2025	2024
Real estate:
Residential	$140,361,949	$133,931,415
Commercial	103,393,861	104,597,991
Commercial and industrial	9,649,788	10,480,938
Agricultural	990,404	1,064,550
Consumer	3,132,763	3,314,158

Total	257,528,765	253,389,052
Allowance for credit losses	(1,313,219)	(1,279,487)
Deferred loan costs and purchase premiums, net	4,082,904	3,940,881

Net	$260,298,450	$256,050,446

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Included above are individual loans purchased by the Company representing the fully guaranteed portion of loans originated through the Small Business Administration (SBA), U.S. Department of Agriculture and Farm Services Agency originated by the Company. Such loans are irrevocably guaranteed by the full faith and credit of the U.S. government as to principal and accrued interest. No allowance has been provided for these loans based on the guarantee. The table below details these loans by loan type at December 31, 2025 and 2024:

	2025	2024
Real estate:
Commercial	$80,816,349	$81,717,457
Commercial and industrial	7,971,164	9,097,808
Agricultural	990,404	1,039,550

Total	89,777,917	91,854,815
Allowance for credit losses	—	—
Purchase premiums, net	24,084	1,746

Net	$89,802,001	$91,856,561

The following tables summarize the activity in the allowance for credit losses by loan class for the years ended December 31, 2025 and 2024:

	2025
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for credit losses:
Beginning balance, January 1, 2025	$1,054,685	$164,910	$8,990	$163	$50,739	$1,279,487
Charge-offs	—	—	—	—	(40,386)	(40,386)
Recoveries	—	—	—	—	14,118	14,118
Provision (Credit)	42,895	(6,397)	1,921	(163)	21,744	60,000

Ending balance, December 31, 2025	$1,097,580	$158,513	$10,911	$—	$46,215	$1,313,219

	2024
	Residential Real Estate	Commercial Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for credit losses:
Beginning balance, January 1, 2024	$1,004,174	$146,994	$18,217	$82	$55,100	$1,224,567
Charge-offs	—	—	—	—	(34,607)	(34,607)
Recoveries	17,610	—	—	—	11,917	29,527
Provision (Credit)	32,901	17,916	(9,227)	81	18,329	60,000

Ending balance, December 31, 2024	$1,054,685	$164,910	$8,990	$163	$50,739	$1,279,487

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The following tables present information on nonaccrual loans at December 31, 2025 and 2024:

	2025
	Nonaccrual Loans With No Allowance	Nonaccrual Loans With an Allowance	Total Nonaccrual Loans
Residential real estate	$1,407,549	$115,376	$1,522,925
Commercial real estate	361,160	—	361,160
Consumer	—	2,764	2,764

Total	$1,768,709	$118,140	$1,886,849

	2024
	Nonaccrual Loans With No Allowance	Nonaccrual Loans With an Allowance	Total Nonaccrual Loans
Residential real estate	$1,105,656	$68,457	$1,174,113
Commercial real estate	117,558	—	117,558

Total	$1,223,214	$68,457	$1,291,671

The Company recognized no interest income on nonaccrual loans during the years ended December 31, 2025 and 2024.

The following table presents the Company’s recorded investment in loans by credit quality indicators by year of origination as of December 31, 2025:

	Term Loans
	2025	2024	2023	2022	2021	Prior	Revolving	Total
Residential real estate:
Pass	$15,984,934	$16,456,147	$16,512,999	$23,580,122	$15,889,578	$33,074,948	$14,343,920	$135,842,648
Special mention	—	—	196,780	355,386	701,839	1,331,945	298,154	2,884,104
Substandard	—	—	314,154	49,048	330,291	903,701	38,003	1,635,197
Doubtful	—	—	—	—	—	—		—
Loss	—	—	—	—	—	—		—

Total residential real estate loans	$15,984,934	$16,456,147	$17,023,933	$23,984,556	$16,921,708	$35,310,594	$14,680,077	$140,361,949

Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—

Commercial real estate:
Pass	$7,954,008	$4,228,725	$4,875,130	$19,698,683	$32,186,761	$30,582,571	$88,034	$99,613,912
Special mention	—	—	—	255,529	136,677	1,482,414	871,121	2,745,741
Substandard	—	—	—	—	—	1,034,208	—	1,034,208
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total commercial real estate loans	$7,954,008	$4,228,725	$4,875,130	$19,954,212	$32,323,438	$33,099,193	$959,155	$103,393,861

Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	Term Loans
	2025	2024	2023	2022	2021	Prior	Revolving	Total
Commercial and industrial:
Pass	$321,272	$156,577	$142,216	$90,442	$73,675	$7,897,488	$885,358	$9,567,028
Special mention	45,550	28,709	—	—	3,692	—	4,809	82,760
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total commercial and industrial loans	$366,822	$185,286	$142,216	$90,442	$77,367	$7,897,488	$890,167	$9,649,788

Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—

Agricultural:
Pass	$—	$—	$—	$—	$—	$990,404	$—	$990,404
Special mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total agricultural loans	$—	$—	$—	$—	$—	$990,404	$—	$990,404

Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—

Consumer:
Pass	$836,255	$554,791	$569,078	$173,668	$136,884	$750,533	$77,742	$3,098,951
Special mention	—	466	2,981	6,316	—	21,285	—	31,048
Substandard	—	—	—	2,764	—	—	—	2,764
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total consumer loans	$836,255	$555,257	$572,059	$182,748	$136,884	$771,818	$77,742	$3,132,763

Current period gross write-offs	$29,490	$3,077	$—	$1,500	$—	$6,319	$—	$40,386

Total loans:
Pass	$25,096,469	$21,396,240	$22,099,423	$43,542,915	$48,286,898	$73,295,944	$15,395,054	$249,112,943
Special mention	45,550	29,175	199,761	617,231	842,208	2,835,644	1,174,084	5,743,653
Substandard	—	—	314,154	51,812	330,291	1,937,909	38,003	2,672,169
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total loans	$25,142,019	$21,425,415	$22,613,338	$44,211,958	$49,459,397	$78,069,497	$16,607,141	$257,528,765

Current period gross write-offs	$29,490	$3,077	$—	$1,500	$—	$6,319	$—	$40,386

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The following table presents the Company’s recorded investment in loans by credit quality indicators by year of origination as of December 31, 2024:

	Term Loans
	2024	2023	2022	Prior	Revolving	Total
Residential real estate:
Pass	$17,854,196	$18,269,873	$25,366,475	$54,075,956	$13,487,434	$129,053,934
Special mention	—	200,430	274,478	2,611,434	416,517	3,502,859
Substandard	—	—	53,872	1,312,312	8,438	1,374,622
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total residential real estate loans	$17,854,196	$18,470,303	$25,694,825	$57,999,702	$13,912,389	$133,931,415

Current period gross write-offs	$—	$—	$—	$—	$—	$—

Commercial real estate:
Pass	$4,614,314	$5,220,954	$23,156,973	$68,512,869	$234,940	$101,740,050
Special mention	—	—	140,467	859,563	732,189	1,732,219
Substandard	—	—	—	1,125,722	—	1,125,722
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total commercial real estate loans	$4,614,314	$5,220,954	$23,297,440	$70,498,154	$967,129	$104,597,991

Current period gross write-offs	$—	$—	$—	$—	$—	$—

Commercial and Industrial:
Pass	$442,545	$208,635	$149,280	$9,134,545	$470,639	$10,405,644
Special mention	—	—	6,146	44,265	24,883	75,294
Substandard	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total commercial and industrial	$442,545	$208,635	$155,426	$9,178,810	$495,522	$10,480,938

Current period gross write-offs	$—	$—	$—	$—	$—	$—

Agricultural:
Pass	$25,000	$—	$—	$1,039,550	$—	$1,064,550
Special mention	—	—	—	—	—	—
Substandard	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total agricultural loans	$25,000	$—	$—	$1,039,550	$—	$1,064,550

Current period gross write-offs	$—	$—	$—	$—	$—	$—

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	Term Loans
	2024	2023	2022	Prior	Revolving	Total
Consumer:
Pass	$807,527	$853,430	$364,655	$1,142,938	$78,836	$3,247,386
Special mention	2,761	3,921	20,058	30,947	9,085	66,772
Substandard	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total consumer loans	$810,288	$857,351	$384,713	$1,173,885	$87,921	$3,314,158

Current period gross write-offs	$3,589	$—	$8,122	$22,896	$—	$34,607

Total loans:
Pass	$23,743,582	$24,552,892	$49,037,383	$133,905,858	$14,271,849	$245,511,564
Special mention	2,761	204,351	441,149	3,546,209	1,182,674	5,377,144
Substandard	—	—	53,872	2,438,034	8,438	2,500,344
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—

Total loans	$23,746,343	$24,757,243	$49,532,404	$139,890,101	$15,462,961	$253,389,052

Current period gross write-offs	$3,589	$—	$8,122	$22,896	$—	$34,607

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the past due status as of December 31, 2025 and 2024:

	2025
	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Residential real estate	$496,597	$152,860	$438,569	$1,088,026	$139,273,923	$140,361,949	$—
Commercial real estate	—	—	361,160	361,160	103,032,701	103,393,861	—
Commercial and industrial	—	—	—	—	9,649,788	9,649,788	—
Agricultural	—	—	—	—	990,404	990,404	—
Consumer	3,777	—	—	3,777	3,128,986	3,132,763	—

Total	$500,374	$152,860	$799,729	$1,452,963	$256,075,802	$257,528,765	$—

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	2024
	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Residential real estate	$586,512	$481,614	$518,477	$1,586,603	$132,344,812	$133,931,415	$—
Commercial real estate	—	391,199	—	391,199	104,206,792	104,597,991	—
Commercial and industrial	—	—	—	—	10,480,938	10,480,938	—
Agricultural	—	—	—	—	1,064,550	1,064,550	—
Consumer	13,428	5,558	—	18,986	3,295,172	3,314,158	—

Total	$599,940	$878,371	$518,477	$1,996,788	$251,392,264	$253,389,052	$—

The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

•	Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.

•

Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

•	Home equity lines of credit are generally secured by second mortgages on residential real estate property.

•	Agriculture loans are generally unsecured with no underlying collateral or secured by inventory, customer accounts, or equipment.

•	Consumer loans are typically unsecured or secured by the borrower’s vehicle, deposits, or securities.

The following table details collateral dependent loans as of December 31, 2025 and 2024:

	2025	2024
Residential real estate	$1,522,925	$1,174,113
Commercial real estate	361,160	117,558

Total	$1,884,085	$1,291,671

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Because the effect of most modifications made to borrowers experiencing financial difficulty, such as extensions of terms, insignificant payment delays and interest rate reductions, is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

The Company made no loan modifications due to the borrower experiencing financial difficulty in 2025 and 2024.

4. Premises and Equipment

Premises and equipment at December 31, 2025 and 2024 is summarized as follows:

	2025	2024
Land	$744,592	$744,592
Buildings and improvements	6,142,493	6,137,578
Furniture and equipment	1,498,282	1,592,141
Right-of-use asset under finance lease	151,984	300,000

Total cost	8,537,351	8,774,311
Less accumulated depreciation	4,298,396	4,449,810

Net	$4,238,955	$4,324,501

The Company leases a branch facility under the terms of a lease agreement that has been accounted for as a finance lease. The lease was renewed in June 2025 and expires in August 2030. At December 31, 2025, the weighted-average remaining lease term and discount rate for this lease were 4.67 years and 8.00%, respectively. At December 31, 2024, the weighted-average remaining lease term and discount rate for this lease were 6.66 months and 6.70%, respectively. The net book value of the right-of-use asset under finance lease was $151,984 at December 31, 2025 and $13,333 at December 31, 2024.

Future minimum lease payments on the finance lease are as follows:

Years ended December 31:
2026	$39,132
2027	39,132
2028	39,132
2029	39,132
2030	26,088

Total lease payments	182,616
Less amount representing interest	(30,632)

Net present value of minimum lease payments	$151,984

Interest expense on the finance lease was $4,786 in 2025 and $2,755 in 2024. Amortization of the asset was $22,176 in 2025 and $20,000 in 2024. Total cash paid for the finance lease was $36,764 in 2025 and $35,580 in 2024.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

5. Deposits

Deposit account balances at December 31, 2025 and 2024 are summarized as follows:

	2025	2024
Noninterest-bearing	$77,567,810	$74,626,557
Interest-bearing demand	35,747,928	32,500,601
Money market	14,606,982	16,251,761
Savings	100,698,441	102,805,283
Time	105,760,218	108,987,602

Total	$334,381,379	$335,171,804

Time deposits in denominations of $250,000 and over were $53,095,383 and $55,658,004 at December 31, 2025 and 2024, respectively.

At December 31, 2025, scheduled maturities of time deposits are as follows (in thousands):

2026	$88,948
2027	7,715
2028	4,072
2029	3,220
2030 and thereafter	1,805

Total	$105,760

6. Borrowed Funds

The Company has a $1,500,000 unsecured line of credit agreement with the Atlantic Community Bankers Bank. Borrowings bear interest at the prime rate plus .50%, with a floor of 6.00%. The line expires July 2026. There were no borrowings at December 31, 2025 and 2024.

There were no overnight borrowings with FHLB at December 31, 2025 and 2024.

The Company may borrow funds on a long-term basis from the FHLB up to the amount of eligible collateral (loans and securities) it places with the FHLB. At December 31, 2025, the Company had a borrowing capacity of approximately $79 million . At December 31, 2025, $53 million of that capacity was used on an irrevocable stand-by letters of credit for municipal customers which expire in January 2026. There were no long-term borrowings at December 31, 2025 and 2024.

7. Income Taxes

Income before provision for income tax consists of the following for the years ended December 31, 2025 and 2024:

	2025	2024
United States	$3,045,543	$2,092,764
Foreign	—	—

Total	$3,045,543	$2,092,764

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The federal income tax provision (benefit) is summarized as follows for the years ended December 31, 2025 and 2024:

	2025	2024
Current Federal	$592,011	$406,475
Deferred Federal	(18,836)	(20,528)

Total	$573,175	$385,947

The Company has no state and local income tax provision (benefit) for the years ended December 31, 2025 and 2024.

The effective tax rate of the Company’s provision for income taxes differs from the federal statutory rate as follows for the years ended December 31, 2025 and 2024:

	2025		2024
	Amount	Percent	Amount	Percent
US federal statutory tax rate	$639,564	21.0%	$439,480	21.0%
Nondeductible items:
Tax-exempt income	(67,426)	(2.2)	(58,394)	(2.7)
Other	1,037	0.0	4,861	0.2

Actual provision and rate	$573,175	18.8%	$385,947	18.5%

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company’s net deferred taxes are as follows for December 31, 2025 and 2024:

	2025	2024
Deferred compensation	$910,236	$909,488
Allowance for credit losses	316,644	300,963
Unrealized losses on available-for-sale securities	1,751,060	2,607,225
Other	98,375	62,771

Total deferred tax assets	3,076,315	3,880,447

Depreciation	(239,073)	(268,899)
Deferred loan costs	(1,061,034)	(1,029,597)

Total deferred tax liabilities	(1,300,107)	(1,298,496)

Net deferred tax asset	$1,776,208	$2,581,951

The net deferred tax asset is included in other assets in 2025 and 2024.

The Company has elected the option to deduct the net interest income on qualified loans from its New York State taxable income. The Company believes the amount of this deduction will exceed its New York State taxable income for the foreseeable future. As a result, the Company has determined the realization of its net state deferred tax assets is not expected. In 2025 and 2024, the Company was in a net deferred tax liability position for state purposes. As such, no valuation allowance was required.

The Company had no unrecognized tax benefits at December 31, 2025 and 2024. There were no interest and penalties recognized in the consolidated balance sheets and statements of income in 2025 and 2024.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

8. Pension and Postretirement Benefits

Effective January 1, 2023, the Company consolidated two defined contribution plans, a 401(k) plan and a non-leveraged employee stock ownership plan (ESOP) covering substantially all eligible Company employees, into a combined plan (KSOP) retaining features of both plans. Eligible employees may defer and contribute a percentage of their annual earnings to the plan. The Company contributes 100% of the first 10% of compensation deferred. Pension expense was $215,441 in 2025 and $222,617 in 2024. The KSOP held 441,577 shares of the Company’s stock at December 31, 2025 with an estimated fair value of $3,974,000. The KSOP held 400,222 shares of the Company’s stock at December 31, 2024 with an estimated fair value of $3,302,000. Plan shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Company also has individual deferred compensation arrangements with certain key executives and directors which provide supplemental retirement benefits. The total of these obligations was $3,785,778 and $3,778,750 at December 31, 2025 and 2024, respectively. Deferred compensation expense was $316,476 in 2025 and $351,276 in 2024.

9. Related-Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers, directors, significant shareholders (greater than 10%) and their business affiliates. Such transactions were made on substantially the same terms and at those rates prevailing at the same time for comparable transactions with other customers. The following table summarizes the activity in these loans:

	2025	2024
Balance, beginning	$789,124	$2,075,410
New loans and other changes	—	40,000
Net activity and other changes	(1,640)	(1,326,286)

Balance, ending	$787,484	$789,124

Other changes result from the addition to or removal of individuals from the related party category. Net activity on existing loans includes advances on existing lines of credit and repayments on existing loans.

The Company held deposits of $775,168 and $900,552 for related parties at December 31, 2025 and 2024, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were $26,725 in 2025 and $37,143 in 2024.

10. Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Company’s exposure to credit loss is represented by the contractual amounts of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans.

To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. The Company has not incurred any losses on its commitments in either 2025 and 2024.

Financial instruments whose contract amount represents credit risk were as follows:

	2025	2024
Commitments to extend credit (including lines of credit)	$23,578,738	$23,325,984
Standby letters of credit	657,001	430,092

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures which is included in other liabilities on the consolidated balance sheets. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in Other Noninterest Expense on the consolidated statements of income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

For the years ended December 31, 2025 and 2024, the Company recorded a provision for credit losses for unfunded commitments of $0. At December 31, 2025 and 2024, the liability for credit losses on off-balance-sheet credit exposures was $95,000.

11. Fair Value Disclosures

Fair value is defined as an exit price representing the amount that would be received to sell an asset or settle a liability in an orderly transaction between market participants. A three-level hierarchy exists for fair value measurements based upon the inputs to the valuation of an asset or liability.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities;

Level 2 - Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company’s own estimates about the assumptions that a market participant would use to value the asset or liability.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Available-for-sale:
U.S. government agencies	$—	$7,455,983	$—	$7,455,983
U.S. government sponsored enterprises
(GSE), mortgage-backed securities, residential	—	65,410,265	—	65,410,265
Local government obligations	—	1,000,876	—	1,000,876

Total	$—	$73,867,124	$—	$73,867,124

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Available-for-sale:
U.S. government agencies	$—	$9,146,305	$—	$9,146,305
U.S. government sponsored enterprises
(GSE), mortgage-backed securities, residential	—	59,181,061	—	59,181,061
Local government obligations	—	999,020	—	999,020

Total	$—	$69,326,386	$—	$69,326,386

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

All debt securities are measured at fair value using quoted prices from an independent third party that provide valuation services, such as matrix pricing, for similar assets, with similar terms in actively traded markets.

The following table sets forth the Company’s financial assets and liabilities subject to fair value adjustments on a nonrecurring basis by level within the fair value hierarchy:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Individually evaluated loans, net	$—	$—	$115,056	$115,056

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Individually evaluated loans, net	$—	$—	$67,915	$67,915

Individually evaluated loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Such collateral is primarily real estate whose value is based on appraisals performed by certified appraisers. These values are generally adjusted based on management’s knowledge of changes in market conditions or other factors. Since the adjustments may be significant, are based on management’s estimates and are generally unobservable, they have been classified as Level 3.

The appraisals may be adjusted by management for qualitative reasons and estimated liquidation expenses. Management’s assumptions may include consideration of location and occupancy of the property and current economic conditions. At December 31, 2025 and 2024, to account for these factors, negative adjustments to the appraisal value between 15-20% (weighted average of 15.4% and 15.2%, respectively) were made and liquidation expenses of 6% were assumed.

In addition to the disclosures of financial instruments recorded at fair value, GAAP requires the disclosure of the estimated fair value of all the Company’s financial instruments. The majority of the Company’s assets and liabilities are considered financial instruments. However, many of these instruments lack an available market. In addition, the Company’s general practice and intent is to hold its financial instruments to maturity. The Company has considered the fair value measurement criteria as required under the accounting standard relating to fair value measurement as noted above. Fair value estimates have been determined based on the methodologies management considers most appropriate for each financial instrument.

	2025
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$9,493,212	$9,493,212	$9,493,212	$—	$—
Interest-bearing deposits with banks	8,207,000	8,207,000	—	8,207,000	—
Available-for-sale debt securities	73,867,124	73,867,124	—	73,867,124	—
Held-to-maturity debt securities	924,774	966,843	—	966,843	—
Restricted equity securities	471,800	471,800	—	471,800	—
Loans receivable, net	260,298,450	241,166,000	—		241,166,000
Accrued interest receivable	1,660,131	1,660,131	—	1,660,131	—
Financial liabilities:
Deposits	334,381,379	334,450,161	—	334,450,161	—
Accrued interest payable	345,773	345,773	—	345,773	—

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

	2024
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$11,427,576	$11,427,576	$11,427,576	$—	$—
Interest-bearing deposits with banks	11,942,000	11,942,000	—	11,942,000	—
Available-for-sale debt securities	69,326,386	69,326,386	—	69,326,386	—
Held-to-maturity debt securities	758,988	785,416	—	785,416	—
Restricted equity securities	464,800	464,800	—	464,800	—
Loans receivable, net	256,050,446	228,523,000	—	—	228,523,000
Accrued interest receivable	1,634,109	1,634,109	—	1,634,109	—
Financial liabilities:
Deposits	335,171,804	335,025,202	—	335,025,202	—
Accrued interest payable	525,665	525,665	—	525,665	—

The carrying value of short-term financial instruments, as listed below, approximates their fair value. These instruments generally have limited credit exposure, no stated or short-term maturities and carry interest rates that approximate market.

Assets	Liabilities
Cash and due from banks	Demand and savings deposits
Interest-bearing deposits with banks	Accrued interest payable
Accrued interest receivable

The fair value methodology for available-for-sale debt securities was described previously. The fair value methodology for held-to-maturity debt securities is similar to the methodology for available-for-sale debt securities. The fair value of restricted equity securities is considered to approximate its carrying value as there is no market for these securities and the stock is redeemable at par value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value is considered to approximate fair value. For other types of loans, fair value was estimated by discounting cash flows using current market interest rates for similar loans, adjusted to reflect credit risk.

The fair value of interest-bearing time deposits is estimated by discounting contractual cash flows using current market rates for instruments with similar maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged for similar agreements. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements plus the estimated cost to terminate or otherwise settle the obligations. The fair value of these instruments is considered immaterial and have been excluded from the tables.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

12.	Regulatory Matters

The Bank is subject to regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the following table) of total capital, Tier 1 capital (as defined in the regulations) and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. A capital conservation buffer of 2.50%, comprised of common equity Tier 1 capital, is also established above the regulatory minimum capital requirements and must be maintained to avoid limitations on capital distributions.

The Bank has elected the community bank leverage ratio framework. This framework simplifies the regulatory capital requirements by requiring the Bank meet only the Tier 1 capital to average assets (leverage) ratio. The Bank must only maintain a leverage ratio greater than the 9% required minimum to be considered well capitalized under this framework. The Bank can opt out of the new framework and return to the risk-weighting framework at any time.

Management believes, as of December 31, 2025, that the Bank meets all capital adequacy requirements to which they are subject. As of December 31, 2025, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios are as follows:

	2025
	Actual		To be Well Capitalized
	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital (to average assets)	$38,004	10.0%	$34,106	9.0%

	2024
	Actual		To be Well Capitalized
	Amount	Ratio	Amount	Ratio
Tier 1 (core) capital (to average assets)	$37,977	10.3%	$33,152	9.0%

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow small bank holding companies, as defined, an exemption from regulatory capital requirements. The Bank Corp. meets the eligibility criteria and is exempt from regulatory capital requirements.

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bank Corp. without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. However, dividend payments would be prohibited if the effect would cause the Bank’s capital to be reduced below minimum capital requirements as discussed above. The Bank’s retained earnings available for dividends was approximately $2,180,000 at December 31, 2025 and approximately $2,321,000 at December 31, 2024.

 Delhi Bank Corp. and Subsidiary

 Notes to Consolidated Financial Statements

 December 31, 2025 and 2024

13.	Dividend Reinvestment and Optional Cash Purchase Plan

The Company has a Dividend Reinvestment and Optional Cash Purchase Plan (Plan) for its shareholders. The Plan is designed to provide the Company’s stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the Plan plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company’s previously acquired treasury stock. The Company has reserved 787,500 shares of its unissued common stock for issuance under the Plan as of December 31, 2023. In 2024, the Company increased the shares of its unissued common stock for issuance under the Plan by 500,000 shares for a total reserved total of 1,287,500 shares. Once these shares are issued, the Plan will terminate but there is no set termination date. Under Regulation A of the Securities Act of 1933, as amended, the Company may offer and sell up to $20 million of eligible securities annually. The Company issued 23,707 shares of common stock in 2025 and 25,803 shares of common stock in 2024 directly from authorized but unissued shares of the Company, plus the Company sold 24,105 shares of treasury stock in 2025 and 26,915 shares of treasury stock in 2024 for a total of 47,812 and 52,718 shares in 2025 and 2024, respectively. As of December 31, 2025, there were 454,471 shares available for future issuance.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND

OPTIONAL CASH PURCHASE PLAN

443,491 Shares of Common Stock

OFFERING CIRCULAR

March 12, 2026

PART III

EXHIBITS

Exhibit No.	Description

2.1	Charter of Delhi Bank Corp. (1)

2.2	Bylaws of Delhi Bank Corp. (1)

4.1	Authorization Form

6.1	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of March 16, 2005(1)

6.2	Amendment to Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of April 16, 2014(1)

6.3	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe dated as of January 1, 2018(1)

6.4	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Suzanne L. MacDonald dated as of December 29, 2009(2)

6.5	Amended and Restated Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Deirdre A. Hillis dated as of January 1, 2020(2)

6.6	Amended and Restated Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Bryan R. Boyer dated as of January 1, 2018(1)

6.7	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Yvonne Haynes dated as of January 1, 2018(1)

6.8	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robin Hultenius dated as of January 1, 2018(1)

6.9	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Elliott C. Townsend dated as of January 1, 2022(3)

11.1	Consent of Baker Tilly US, LLP

11.2	Consent of Bond, Schoeneck & King, PLLC (included in Exhibit 12.1)

12.1	Opinion of Bond, Schoeneck & King, PLLC

(1)	Incorporated herein by reference to the Company’s Post-Qualification Form 1-A Amendment No. 1, filed with the Securities and Exchange Commission on April 10, 2019.
(2)	Incorporated herein by reference to the Company’s Post-Qualification Form 1-A Amendment No. 2, filed with the Securities and Exchange Commission on March 18, 2020.
(3)	Incorporated herein by reference to the Company’s Post-Qualification Form 1-A Amendment No. 4, filed with the Securities and Exchange Commission on March 16, 2022.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on March 12, 2026.

DELHI BANK CORP.

By:	/s/ Peter V. Gioffe
Peter V. Gioffe
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter V. Gioffe Peter V. Gioffe	Director, President & CEO	March 12, 2026

/s/ Bryan R. Boyer Bryan R. Boyer	Controller, Principal Financial Officer	March 12, 2026

/s/ Kristen L. Baxter Kristen L. Baxter	Director	March 12, 2026

/s/ Barbara J.D. Davis Barbara J.D. Davis	Director	March 12, 2026

/s/ Kurt R. Mable Kurt R. Mable	Director	March 12, 2026

/s/ Bruce J. McKeegan Bruce J. McKeegan	Director	March 12, 2026

/s/ Paul J. Roach Paul J. Roach	Director	March 12, 2026

/s/ Michelle D. Catan Michelle D. Catan	Director	March 12, 2026

/s/ Jason J. Miller Jason J. Miller	Director	March 12, 2026

III-2